SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 PRIVATE INSTRUMENT OF DEED OF THE 10TH (TENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 2 (TWO) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RITE, OF AXIA ENERGIA S.A. Between, on the one hand, AXIA ENERGIA S.A. as Issuer, and on the other hand, PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS acting in the capacity of Fiduciary Agent and representative of the Debenture Holders’ body Dated this 26th day of June, 2026 Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 Index 1 Authorizations .................................................................................................................................. 1 2 Requirements .................................................................................................................................. 2 3 Corporate Purpose of the Issuer and Characteristics of the Issue .................................................. 4 4 General Characteristics of the Debentures ..................................................................................... 9 5 Optional Early Redemption, Optional Extraordinary Amortization, Optional Acquisition, Mandatory Redemption Offer And Early Redemption Offer ............................................................................ 20 6 Early Maturity ................................................................................................................................. 31 7 Additional Obligations of the Issuer ............................................................................................... 39 8 Fiduciary Agent .............................................................................................................................. 45 9 General Meeting of Debenture Holders ......................................................................................... 52 10 Representations of the Issuer ........................................................................................................ 55 11 General Provisions ........................................................................................................................ 59 Annexes Annex I – Adjusted EBITDA Calculation Methodology Annex II – Issues of the Group in which the Fiduciary Agent has Identified that it Provides Fiduciary Agent Services Annex III – Drop Down Amendment Model Annex A – Consolidated Debenture Indenture Annex IV – Form of Amendment Bookbuilding Procedure Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 PRIVATE INSTRUMENT OF DEED OF THE 10TH (TENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 2 (TWO) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RITE, OF AXIA ENERGIA S.A. By means of this private instrument, on the one hand, (1) AXIA ENERGIA S.A., a corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a Category “A” securities issuer and currently in the operational phase, the headquarters of which is located in the city of Rio de Janeiro, in the state of Rio de Janeiro, at the address Avenida Graça Aranha, No. 26, Suite A, Centro, CEP 20.030- 900, registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ”) under record No. 00.001.180/0001-26. The company’s articles of incorporation were filed with the Rio de Janeiro State Board of Trade (“JUCERJA”) under NIRE No. 33.300.346.767, and it is represented in this act accordance with its bylaws (“the Issuer”); and, on the other hand, (2) PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS financial institution, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida das Américas, nº 4.200, bloco 08, ala B, salas 302, 303 e 304, Barra da Tijuca, CEP 22.640- 102, enrolled with the CNPJ under nº 17.343.682/0001-38, herein represented under the terms of its bylaws (“Fiduciary Agent”), as representative of the holders of Debentures (as defined below) (“Debenture Holders”), the Issuer and the Fiduciary Agent being hereinafter jointly referred to as “Parties” and, individually and indistinctly, as “Party”; Hereby resolve to sign this "Private Instrument of Indenture of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A." ("Indenture"), to be governed by the following clauses, terms and conditions: 1 Authorizations 1.1 Corporate Authorization of the Issuer 1.1.1 This Indenture is entered into in accordance with the Issuer’s Board of Directors’ Meeting held on June 25, 2026 (“Issuer’s RCA”), in which the terms and conditions of the 10th (tenth) issue of simple debentures, not convertible into shares, unsecured, in up to 2 (two) series, of the Issuer (“Issue” and “Debentures”, respectively) were resolved and approved, pursuant to the provisions of article 59, main section and first paragraph of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), which will be subject to public distribution, under automatic registration, without prior analysis by CVM, intended for Professional Investors (as defined below), pursuant to Law No. 6.385, of December 7, 1976, as amended (“Brazilian Securities Market Law”), CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”), and other applicable legal provisions (“Offer”). 1.1.2 The Issuer’s RCA also approved, among other characteristics of the Issue and the Offer, the authorization of the Issuer’s representatives to (i) perform all necessary acts to effect the resolutions embodied therein, as well as the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 2 execution of any and all instruments related to the Issue and the Offer, including, but not limited to, this Indenture and the Distribution Agreement (as defined below), and may, for this purpose, enter into, including any amendments to such instruments (if necessary), including the amendment to this Indenture that will ratify the result of the Bookbuilding Procedure (as defined below) and the Drop Down Amendment (as defined below); and (ii) formalize and effect the hiring of the Coordinators (as defined below), the Fiduciary Agent, the legal advisors and the service providers necessary for the implementation of the Issue and the Offer, including, but not limited to, the Bookkeeper (as defined below), the Settlement Bank (as defined below), the Risk Rating Agency (as defined below) and B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 (“B3”), among others, and may, for this purpose, negotiate and sign the respective contracting instruments and any amendments. 2 Requirements The Issue and the Offer shall be carried out in compliance with the following requirements: 2.1 Registration with the CVM without Prior Analysis and with the Brazilian Association of Financial and Capital Market Entities and Waiver of Prospectus and Information Sheet 2.1.1 The Offer will be registered with the CVM under the automatic distribution registration procedure, without prior analysis by the CVM, pursuant to article 25, paragraph 2, and article 26, item IV, item "a" of CVM Resolution 160, as it is a public offer (i) of debentures not convertible into shares; (ii) intended exclusively for Professional Investors; and (iii) whose issuer falls under the category of frequent issuer of fixed income securities – EFRF for being an issuer with great exposure to the market – EGEM, pursuant to article 38-A, item I, of CVM Resolution No. 80, of March 29, 2022, as in force ("CVM Resolution 80"). 2.1.2 Pursuant to CVM Resolution No. 30, of May 11, 2021, as amended ("CVM Resolution 30") and for the purposes of the Offer, the following shall be considered: (i) "Professional Investors": (a) financial institutions and other institutions authorized to operate by the Central Bank of Brazil; (b) insurance companies and capitalization companies; (c) open and closed supplementary pension entities; (d) individuals or legal entities that have financial investments in excess of R$10,000,000.00 (ten million reais) and that, in addition, certify, in writing, their status as professional investors by their own terms, in accordance with CVM Resolution 30; (e) investment funds; (f) investment clubs, provided that they have the portfolio managed by a securities portfolio manager authorized by the CVM; (g) investment advisors, portfolio managers, analysts and securities consultants authorized by the CVM, in relation to their own resources; (h) non-resident investors; and (i) endowment funds. (ii) The own social security schemes established by the Federal Government, the States, the Federal District or the Municipalities are also considered Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 3 Professional Investors, only if recognized as such, according to specific regulations of the Ministry of Social Security. 2.1.3 Accordingly, in view of the procedure and target audience adopted, the Offer was exempted from presenting preliminary and final prospectuses or an information sheet for its execution. 2.1.4 The Offer will be registered with ANBIMA - Brazilian Association of Financial and Capital Market Entities (“ANBIMA”), within seven (7) days of disclosure of the closing of the Offer, pursuant to articles 15 and 18 of the “Rules and Procedures for Public Offerings”, as in force, which forms an integral part of “ANBIMA’s Self-Regulation Code for the Structuring, Coordination and Distribution of Public Offerings of Securities and the Acquisition of Securities”, as in force. 2.2 Filing and Publication of the Minutes of the Issuer’s Board of Directors Meeting 2.2.1 The minutes of meetings of the Issuer’s RCA will be disclosed on the Issuer’s website on the Internet (https://ri.axia.com.br) and through an electronic system made available on the CVM website online within 7 (seven) Business Days (as defined below) counted from the date they are held, pursuant to art. 33, item V and paragraph 8 of CVM Resolution 80 and article 62, item I, paragraph (a) and paragraph 5 of the Brazilian Corporations Act. Meeting minutes will also be duly registered with JUCERJA and published in the newspaper "Valor Econômico" ("Issuer’s Newspaper of Publication“) in summary form while being simultaneously disclosed in its entirety on the Issuer’s Newspaper of Publication’s online webpage of the Journal, which must provide a digital certification of the authenticity in the documents themselves issued by an accredited certifying authority within the scope of the Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to articles 62, item I, paragraph "a" and 289 of the Brazilian Corporations Act. 2.2.2 The Issuer shall send the Fiduciary Agent one (1) electronic copy (.pdf format) of the minutes for meetings of the Issuer’s RCA duly registered with JUCERJA within five (5) Business Days from the granting of the respective registration. 2.3 Disclosure of this Indenture and its Amendments 2.3.1 The Indenture and any amendments shall be duly disclosed in an electronic system available on the CVM’s website within 7 (seven) Business Days from the date of execution of this Indenture, and its possible amendments, as applicable, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law. 2.3.2 This Indenture will be subject to an amendment to reflect the result of the Bookbuilding Procedure, under the terms and conditions approved in the Issuer’s RCA and substantially in the form of Annex IV and, therefore, without the need for new corporate approval by the Issuer or holding a General Meeting of Debenture Holders (as defined below), which will define (i) the final number of Debentures in each Series (as defined below), considering the eventual exercise of the Additional Lot Option (as defined below) and observing the Minimum Amount (as defined below); (ii) the existence of the Debentures of the First Series (as defined below) and Second Series Debentures (as defined below); (iii) the final Remuneration rate (as defined below) of the Debentures of each Series (as defined below), subject to the Ceiling Rate (as defined below) of each Series; and (iv) the total amount of the Issue, considering the eventual exercise of the Additional Lot Option, in any case, Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 4 without the prior approval of the Debenture Holders and/or any additional corporate approval by the Issuer. 2.4 Deposit for Distribution, Trading and Financial Settlement 2.4.1 The Debentures will be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module (“MDA”) managed and operated by B3, and distribution shall be settled through B3; and (ii) trading in the secondary market through CETIP21- Securities (“CETIP 21”) managed and operated by B3. Trading shall be settled and the Debentures held in custody electronically at B3. 3 Corporate Purpose of the Issuer and Characteristics of the Issue 3.1 Corporate Purpose of the Issuer 3.1.1 The Issuer’s corporate purpose includes: (i) to execute studies, projects, and the construction and operation of power plants and transmission and distribution lines, as well as any acts related to these activities, such as the commercialization of electricity, including retail trade; and (ii) to promote and support research involving its business interests in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies on the use of reservoirs for multiple purposes while prospecting and developing of alternative sources of energy generation and encouraging the rational and sustainable use of energy and implementation of smart energy networks. 3.2 Allocation of Funds 3.2.1 The funds raised by the Issuer through the Debentures will be used for general corporate purposes, including liability management. 3.2.2 The Issuer shall send to the Fiduciary Agent a statement on letterhead and signed by a legal representative, attesting to the allocation of the funds of this Issue, within 30 (thirty) calendar days from the date of the effective allocation of all such funds or on the Maturity Date, whichever occurs first, and the Fiduciary Agent may request from the Issuer all such clarifications and additional documents that may be necessary. 3.2.3 Upon written request by authorities for purposes of complying with rules and requirements of regulatory and supervisory bodies, within up to 10 (ten) Business Days from receipt of the request, or within a shorter period, if so requested by any authority or determined by regulation, the Issuer undertakes to send to the Fiduciary Agent the documents that, at the discretion of the respective authorities or regulatory bodies, prove the allocation of funds originating from the Debentures to the activities indicated above. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 5 3.3 Issue Number 3.3.1 This Issue represents the 10th (tenth) issue of Debentures of the Issuer. 3.4 Number of Series 3.4.1 The Issue will be carried out in up to 2 (two) series ("First Series" and "Second Series" and, together, "Series"), and the Debentures will be subject to the communicating vessel system ("Communicating Vessel System"), so that the number of Debentures to be issued in each of the Series will be defined after the conclusion of the Bookbuilding Procedure, except that the First Series or the Second Series may not be issued, as a result of the Bookbuilding Procedure. For purposes of this Indenture, “First Series Debentures” means the Debentures issued under the First Series; and “Second Series Debentures” means the Debentures issued under the Second Series. 3.4.2 According to the Communicating Vessel System, the number of Debentures in the First Series or in the Second Series must be deducted from the amount to be allocated in the First Series or in the Second Series, as the case may be, respecting the total number of Debentures provided for in Clause 4.8.1 below, so that the sum of the Debentures allocated in the Series actually issued must correspond to the total number of Debentures object of the Issue. Subject to the provisions of Clause 3.8 below, the Debentures will be allocated between each Series in order to meet the demand verified in the Bookbuilding Procedure, (i) with no minimum amount for allocation in the First Series (which may not be issued), and (ii) subject to the Second Series, if issued, the Minimum Amount. If, after the Bookbuilding Procedure, the allocation for the Second Series does not reach the Minimum Amount, the Second Series will be canceled. The number of Debentures to be allocated in each Series, as well as the eventual lack of allocation in the First Series or in the Second Series, as the case may be, will be subject to an amendment to this Indenture to be entered into prior to the Profitability Start Date (as defined below), subject to the formalities described in Clause 2.3.1 above, without the need for prior approval of the Debenture Holders, meeting at the General Meeting of Debenture Holders or any additional corporate approval by the Issuer. 3.4.3 For purposes of this Indenture, “Minimum Amount” means the amount of R$250,000,000.00 (two hundred and fifty million reais), corresponding to 250,000 (two hundred and fifty thousand) Debentures, which must be observed as a condition for issue of the Second Series. If, after the Bookbuilding Procedure, the Minimum Amount is not reached, the Second Series will not be issued, and the corresponding volume will be allocated to the First Series, under the terms of the Communicating Vessel System. 3.4.4 Subject to the express references to the First Series Debentures and the Second Series Debentures, all references to the “Debentures” shall be construed as references to the First Series Debentures and the Second Series Debentures, together. 3.5 Total Issue Amount Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 6 3.5.1 The total amount of the Issue will be, initially, R$1,600,000,000.00 (one billion and six hundred million reais), on the Issue Date (as defined below) ("Initial Issue Amount"), observing that the Initial Issue Amount may be increased by up to 25% (twenty-five percent), due to the exercise, in whole or in part, of the Additional Lot Option (as defined below), which may reach, in this case, up to R$2,000,000,000.00 (two billion reais). The total amount of the Issue will be adjusted by means of an amendment to this Indenture, according to the result of the Bookbuilding Procedure, without the prior approval of the Debenture Holders and/or any additional corporate approval by the Issuer, it being understood that it must observe (i) the total number of Debentures provided for in Clause 4.8 below and (ii) the final volume to be allocated in each Series, including the eventual absence of allocation in the First Series and/or in the Second Series, observing the Minimum Amount, defined in the Communicating Vessel System, in accordance with the Bookbuilding Procedure. 3.6 Liquidating Bank and Bookkeeper 3.6.1 The liquidating bank of this Issue will be ITAÚ UNIBANCO S.A., a financial institution, headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, nº 100, enrolled with the CNPJ under nº 60.701.190/0001-04 (“Liquidating Bank”) and the bookkeeper of the Debentures will be ITAÚ CORRETORA DE VALORES S.A., a financial institution, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3,500, 3º andar, enrolled with the CNPJ under nº 61.194.353/0001- 64 (“Bookkeeper”), whose definitions will include any other institution that will succeed the Liquidating Bank and/or the Bookkeeper in the provision of liquidating and/or bookkeeping bank services related to the Debentures, as the case may be. 3.7 Placement and Distribution Procedure 3.7.1 The Debentures will be subject to public distribution, exclusively to Professional Investors, under the terms of the Securities Law, CVM Resolution 160 and other applicable legal and regulatory provisions, with the intermediation of financial institutions that are part of the securities distribution system ("Coordinators", one of them being designated as a leading intermediary institution, "Lead Coordinator"), under the terms of the Securities Market Law, CVM Resolution 160 and other applicable legal and regulatory provisions, under the regime of firm guarantee of placement for the Initial Issue Amount, individually and not jointly, in the proportion and amounts established in the "Coordination, Placement and Public Distribution Agreement, under the Firm Placement Guarantee Scheme, of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, under the Automatic Registration Rite, of the 10th (Tenth) Issue of AXIA Energia S.A.", to be entered into between the Issuer and the Coordinators ("Distribution Agreement"). 3.7.2 The Debentures may be placed with investors only after obtaining automatic registration of the Offer with the CVM and disclosure of the Offer commencement notice, pursuant to CVM Resolution 160, and the distribution plan provided for in the Distribution Agreement must be observed, pursuant to CVM Resolution 160. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 7 3.7.3 The Debentures shall be intended for Professional Investors, pursuant to article 26, item IV, subparagraph "a", of CVM Resolution 160. 3.7.4 The participation of Related Persons (as defined below) in the Offer will be admitted, according to the terms provided for in the Distribution Agreement and in Clause 3.8.3 et seq. below. 3.7.5 Partial distribution of the Debentures shall not be permitted. 3.7.6 The Offer must be completed within 180 (one hundred and eighty) days from the date of disclosure of the Offer commencement notice, pursuant to article 48 of CVM Resolution 160 and applicable regulation. 3.7.7 The Offer shall be conducted by the Coordinators, according to the distribution plan prepared pursuant to article 49 of CVM Resolution 160 and the Distribution Agreement ("Distribution Plan"). 3.7.8 There shall be no preference or priority for subscription of the Debentures by current employees, direct or indirect shareholders of the Issuer, or for any third parties considering potential relationships of a commercial or strategic nature in relation to the Issuer. 3.7.9 No liquidity support fund shall be established nor shall a liquidity guarantee agreement be executed for the Debentures. No price stabilization agreement for the Debentures in the secondary market shall be executed. 3.8 Investment Interest Collection Procedure (Bookbuilding Procedure) 3.8.1 The procedure for collecting investment intentions, organized by the Coordinators, with or without receiving reserves, without minimum or maximum lots, will be adopted to verify the demand for the Debentures, in order to define, in agreement with the Issuer, (i) the final number of Debentures in each Series, considering the possible exercise of the Additional Lot Option and observing the Minimum Amount; (ii) the existence of the First Series Debentures and the Second Series Debentures; (iii) the final rate of Remuneration of the Debentures of each Series, observing the Ceiling Rate of each Series; and (iv) the total amount of the Issue, considering the possible exercise of the Additional Lot Option (" Bookbuilding Procedure"). 3.8.2 The Issuer will ratify the results of the Bookbuilding Procedure by means of an amendment to this Indenture prepared substantially in the form of Annex IV, which is to be entered into prior to the Profitability Start Date, without the need for prior approval of the Debenture Holders at a General Meeting of Debenture Holders and/or any additional corporate approval by the Issuer. The result of the Bookbuilding Procedure shall be disclosed, pursuant to article 13 of CVM Resolution 160, within 1 (one) Business Day after the Bookbuilding Procedure is carried out. 3.8.3 Subject to the provisions of article 56 of CVM Resolution 160, the participation of Related Parties in the Offer shall be permitted, without a maximum limit of such participation in relation to the volume of the Offer, according to the terms provided for in the Distribution Agreement. The participation of Related Persons in the Offer will be Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 8 admitted upon presentation of the respective investment intentions, without fixing minimum or maximum lots, to the Coordinators. Under penalty of cancellation of the respective investment intentions by the Coordinators, each Professional Investor must inform in their respective investment intentions, mandatorily, their status as a Related Party, if that is the case. 3.8.4 For the purposes of this Indenture and the Offer, “Related Persons” are Professional Investors who are: (i) direct or indirect controllers, administrators of the Coordinators, the Issuer or other persons linked to the Issue or the Offer, as well as their respective spouses or partners, their ascendants, descendants and collateral up to the 2nd (second) degree, companies directly or indirectly controlled by them; (ii) direct or indirect controllers, or administrators of the Special Participants (as defined in the Distribution Agreement); (iii) employees, operators and other agents of the Institutions Participating in the Offer (as defined in the Distribution Agreement), who perform intermediation or operational support activities directly involved in the Offer; (iv) investment advisors who provide services to the institutions participating in the Offer provided that they are directly involved in the Offer; (v) other professionals who maintain, with the institutions participating in the Offer, a service agreement directly related to the intermediation or operational support activity within the scope of the Offer; (vi) **(vi) **companies controlled, directly or indirectly, by persons related to the institutions participating in the Offer, provided that they are directly involved in the Offer; (vii) spouses or partner and minor children of the persons mentioned in items "(ii)" to "(v)"; and (viii) clubs and investment funds whose majority of shares belong to related persons, unless managed at the discretion of unrelated third parties, pursuant to item XVI, article 2 of CVM Resolution 160 and article 2, item XII, of CVM Resolution No. 35, of May 26, 2021, as amended. 3.8.5 If there is an excess demand greater than 1/3 (one third) of the number of Debentures initially offered (without considering the Debentures arising from any exercise, in whole or in part, of Additional Lot), as determined by the Remuneration cutoff rate, the placement of Debentures with Professional Investors who are Related Persons will not be allowed, and the investment intentions made by such Professional Investors who are Related Persons must be automatically canceled, pursuant to article 56 of CVM Resolution 160, subject to the exceptions of paragraph 1 of the same provision. 3.8.6 Should there be no excess demand exceeding 1/3 (one third) of the Debentures initially offered, to be observed at the Ceiling Rate of each of the Series, there shall be no maximum limit on the participation of Professional Investors who are Related Parties. 3.8.7 Given that the right to subscribe and the maximum number of Debentures to be subscribed will be disclosed in the Offering documents, the prohibition of placement provided for in article 56 of CVM Resolution 160 does not apply (i) to financial institutions that may be contracted as market makers within the scope of the Offering; (ii) to fund managers and other entities or individuals subject to regulations requiring a minimum allocation of assets in investment funds for the purpose of investments from a certain type of investor, exclusively up to the amount necessary for the respective rule for minimum investment of resources to be verified; and (iii) if, in the absence of placement for Related Persons, the remaining demand will total less than Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 9 the number of Debentures initially offered while observing that, in this case, the placement of Debentures for Related Persons is limited to the extent necessary to compose the number of Debentures initially offered, provided that the full placement of Debentures requested by unrelated persons is preserved. 3.9 Trading 3.9.1 Pursuant to article 86, item I of CVM Resolution 160, the Debentures may be traded in regulated markets and in the secondary securities market, (i) freely among Professional Investors; (ii) among qualified investors after 3 (three) months have elapsed from the date of closing of the Offer; and (iii) to the general investing public after 6 (six) months have elapsed from the date of closing of the Offer. In any case, the obligations provided for in CVM Resolution 160 and other applicable legal and regulatory provisions must be observed. 3.10 Additional Lot Option 3.10.1 The Issuer, as previously decided with the Coordinators, may, after the full placement of the Initial Issue Amount, increase the number of Debentures originally offered, by up to 25% (twenty-five percent), that is, up to 400,000 (four hundred thousand) Debentures, in the total amount of up to R$400,000,000.00 (four hundred million reais), which may be allocated to any of the Series, under the terms and in accordance with the limits established in article 50 and in its sole paragraph, both of CVM Resolution 160 ("Additional Lot Option"), according to the demand verified in the Bookbuilding Procedure. The same conditions and price of the Debentures of the respective Series shall apply to the Debentures arising from the exercise of the Additional Lot Option. Should the Debentures arising from the exercise of the Additional Lot Option be issued, they shall be placed by the Coordinators on a best efforts placement basis. 4 General Characteristics of the Debentures 4.1 Issue Date 4.1.1 For all legal intents and purposes, the issue date of the Debentures shall be July 15, 2026 (“Issue Date”). 4.2 Profitability Start Date 4.2.1 For all legal intents and purposes, the start date for profitability of the Debentures shall be the first payment-in date of the Debentures (“Profitability Start Date”). 4.3 Form, Type and Evidence of Ownership of the Debentures Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 10 4.3.1 The Debentures will be issued in registered book-entry form and certificates will not be issued. Additionally, for legal purposes, ownership of the Debentures will be provided through the account statement issued by the Bookkeeper, in its capacity as registrar of the Debentures, and, additionally, with respect to Debentures held electronically in custody at B3, depending on the specific case. A statement will be issued by B3 in the name of the Debenture Holder, which will serve as proof of ownership of such Debentures. 4.4 Convertibility 4.4.1 The Debentures shall be simple, that is, non-convertible into shares issued by the Issuer. 4.5 Type 4.5.1 The Debentures shall be of the unsecured type, pursuant to article 58 of the Corporations Law. 4.6 Term and Maturity Date 4.6.1 Except for the cases of redemption of the Debentures, as provided for in Clause 5 below, as the case may be, of Early Redemption Offer (as defined below) with eventual redemption of all Debentures of the respective Series, of Total Optional Early Redemption (as defined below), of the Mandatory Redemption Offer (as defined below), with consequent redemption of all Debentures of the respective Series and/or the early maturity of the obligations arising from the Debentures of the respective Series, under the terms provided for in this Indenture, (i) the term of maturity of the First Series Debentures will be seven (7) years from the Issue Date, maturing, therefore, on July 15, 2033 ("Maturity Date of the First Series Debentures"); and (ii) the maturity of the Second Series Debentures will be ten (10) years from the Issue Date, maturing, therefore, on July 15, 2036 ("Maturity Date of the Second Series Debentures" and, together with the Maturity Date of the First Series Debentures, "Maturity Dates of the Debentures"). 4.7 Debenture Nominal Unit Value 4.7.1 The nominal unit value of the Debentures shall be R$1,000.00 (one thousand reais) on the Issue Date ("Nominal Unit Value"). 4.8 Number of Debentures 4.8.1 Initially, 1,600,000 (one million six hundred thousand) Debentures shall be issued ("Initial Quantity of Debentures") on the Issue Date, pursuant to Clause 3.4 above, it being understood that the Initial Quantity of Debentures may be increased by up to 25% (twenty-five percent) due to the exercise, in whole or in part, of the Additional Lot Option, totaling, in this case, up to 2,000,000 (two million) Debentures. 4.8.2 The total number of Debentures will be adjusted by means of an amendment to this Indenture, according to the result of the Bookbuilding Procedure, without the need for prior approval of the Debenture Holders and/or any additional corporate approval by the Issuer, it being understood that it must observe (i) the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 11 final number of Debentures to be allocated in each Series, including the eventual absence of allocation in the First Series and/or in the Second Series, observing the Minimum Amount, defined in the Communicating Vessel System, in accordance with the Bookbuilding Procedure; and (ii) the total amount of the Issue, due to the eventual exercise, in whole or in part, of the Additional Lot Option, pursuant to Clause 3.5.1 above. Such amendment shall be executed prior to the Profitability Start Date, without the need for prior approval of the Debenture Holders, gathered in a General Meeting of Debenture Holders and/or any additional corporate approval by the Issuer. 4.9 Subscription Price and Form of Payment 4.9.1 The Debentures will be subscribed and paid in cash in Brazil’s national currency, at their Nominal Unit Value as of the Profitability Start Date (“Subscription Price”), in accordance with the settlement rules applicable to B3. If any Debenture is paid in on a date other than and after the Profitability Start Date, the subscription price will be the Nominal Unit Value of the Debentures of the respective Series plus the Remuneration of the Debentures of the respective Series, calculated pro rata temporis from the Profitability Start Date of the respective Series until the date of its effective payment, in accordance with the provisions set forth in this Indenture. 4.9.2 Subject to the provisions of the Distribution Agreement in this regard, the Debentures may be placed (i) at a premium, provided that such an act is approved by the Issuer; or (ii) at a discount, to be defined at the sole discretion and by means of a mutual agreement with the Coordinators, provided that they are (a) applied equally to all Debentures of the same series subscribed and paid in on the same payment date, pursuant to article 61 of CVM Resolution 160; and (b) in such cases, the Issuer receives the same amount that it would receive if payment was made at the full Nominal Unit Value on the Debenture payment date. Goodwill or discounts, if applicable, will be applied according to objective market conditions, at the sole discretion of the Coordinators, including, but not limited to: (i) changes in the SELIC rate; (ii) changes in the remuneration of national treasury bonds; (iii) changes to the DI Rate, or (iv) relevant changes in the indicative trading rates for fixed income securities (debentures, real estate receivables and agribusiness receivables certificates and other certificates) disclosed by ANBIMA. 4.10 Adjustments for Inflation in Debentures 4.10.1 The Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures will not be monetarily restated. 4.11 Remuneration of Debentures 4.11.1 Remuneration of the Debentures of the First Series. The Nominal Unit Value or the balance of the Nominal Unit Value, as applicable, of the Debentures of the First Series, will bear interest corresponding to 100% (one hundred percent) of the average daily rates of the DI – Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days, calculated and Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 12 disclosed daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) ("DI Rate"), plus an exponentially compounded spread (surcharge) to be defined in accordance with the Bookbuilding Procedure, limited to the percentage equivalent to 0.80% (eighty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Ceiling Rate of First Series Debentures" and "Remuneration of First Series Debentures", respectively). The Remuneration of the First Series Debentures will be calculated exponentially and cumulatively pro rata temporis per Business Days elapsed from the Profitability Start Date or the immediately preceding Remuneration Payment Date (inclusive), as the case may be, until the effective payment date (exclusive). The calculation of the Remuneration of the Debentures of the First Series shall follow the following formula: 𝐽 = 𝑉𝑁𝑒 ∗ (𝐹𝑎𝑡𝑜𝑟 𝐽𝑢𝑟𝑜𝑠 − 1) where: J = unit value of the Remuneration of the Debentures of the First Series due at the end of the Capitalization Period (as defined below), calculated to 8 (eight) decimal places, without rounding. VNe = Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures of the First Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = fixed interest factor, calculated to nine (9) decimal places, with rounding, according to the following formula: 𝐹𝑎𝑡𝑜𝑟𝐽𝑢𝑟𝑜𝑠 = (𝐹𝑎𝑡𝑜𝑟𝐷𝐼 ∗ 𝐹𝑎𝑡𝑜𝑟𝑆𝑝𝑟𝑒𝑎𝑑) where: DI Factor = product of DI Rates, using an applied percentage, from the start date of the Capitalization Period, including, up to the calculation date, exclusive, calculated to eight (8) decimal places, with rounding, calculated as follows: where: nDI = total number of DI Rates, considered in updating the asset, being "nDI" an integer. K = Order number of DI Rates, ranging from "1" (one) to "n". TDIk = DI rate, of order "k", expressed per day, calculated to 8 (eight) decimal places with rounding, as follows: J=VNe×(InterestFactor−1) InterestFactor=(DIFactor×SpreadFactor) DIFactor Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 13 where: DIk = DI rate, of order "k", disclosed by B3, valid for one (1) Business Day (overnight), used with two (2) decimal places; and Spread Factor = Fixed interest surcharge, calculated to nine (9) decimal places, with rounding, calculated as follows: where: Spread = Fixed interest rate, not expressed as a percentage, informed with 4 (four) decimal places, with rounding, to be determined on the date of the Bookbuilding Procedure, subject in all cases to the Ceiling Rate of the First Series Debentures. DP = It is the number of Business Days between the Profitability Start Date or the immediately preceding Remuneration Payment Date (inclusive) and the calculation date (exclusive), “DP” being an integer; Notes: (i) The daily factors (1 + TDIk) are produced, and for each accumulated daily factor, the result is truncated to 16 (sixteen) decimal places, applying the next daily factor, and so on until the last considered; (ii) If the daily factors are accumulated, the resulting "DI Factor" with 8 (eight) decimal places, with rounding; (iii) The factor resulting from the expression (DI Factor x Spread Factor) is considered with 9 (nine) decimal places, with rounding; (iv) The DI Rate must be used considering the same number of decimal places disclosed by the body responsible for calculating it; and (v) the DI Rate shall be used considering the identical number of decimal places disclosed by B3. 4.11.1.1. The final rate of the Remuneration of the First Series Debentures, to be defined pursuant to Clause 4.11.1 above, will be reflected by means of an amendment to this Indenture, without the need for a new corporate approval of the Issuer and/or approval by the General Meeting of Debenture Holders. 4.11.2 Remuneration of the Debentures of the Second Series. On the Nominal Unit Value or the balance of the Nominal Unit Value, as applicable, of the Debentures of the Second Series, remuneration interest corresponding to the DI Rate will be charged, exponentially increased by a spread (surcharge) to be defined in accordance with the Bookbuilding Procedure, limited to the percentage equivalent to 0.90% (ninety hundredths percent) per year, based on 252 (two hundred and SpreadFactor = Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 14 fifty-two) Business Days (“Second Series Debentures Ceiling Rate” and, together with the First Series Debentures Ceiling Rate, “Ceiling Rate” and “Second Series Debentures Remuneration”, and, together with the First Series Debentures Remuneration, “Remuneration”). The Remuneration of the Debentures of the Second Series will be calculated exponentially and cumulatively pro rata temporis for Business Days elapsed from the Profitability Start Date or the immediately preceding Remuneration Payment Date (inclusive), as the case may be, until the effective payment date (exclusive). The calculation of the Remuneration of the Debentures of the Second Series will comply with the following formula: 𝐽 = 𝑉𝑁𝑒 ∗ (𝐹𝑎𝑡𝑜𝑟 𝐽𝑢𝑟𝑜𝑠 − 1) where: J = unit value of the Remuneration of the Debentures of the Second Series due at the end of the Capitalization Period (as defined below), calculated to eight (8) decimal places, without rounding; VNe = Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures of the Second Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = fixed interest factor, calculated to nine (9) decimal places, with rounding, according to the following formula: 𝐹𝑎𝑡𝑜𝑟𝐽𝑢𝑟𝑜𝑠 = (𝐹𝑎𝑡𝑜𝑟𝐷𝐼 ∗ 𝐹𝑎𝑡𝑜𝑟𝑆𝑝𝑟𝑒𝑎𝑑) where: DI Factor = product of DI Rates, using an applied percentage, from the start date of the Capitalization Period, including, up to the calculation date, exclusive, calculated to eight (8) decimal places, with rounding, calculated as follows: where: nDI = total number of DI Rates, considered in updating the asset, being "nDI" an integer. K = Order number of DI Rates, ranging from "1" (one) to "n". TDIk = DI rate, of order "k", expressed per day, calculated to 8 (eight) decimal places with rounding, as follows: TDIk DIk 1 1 252 1 where: J=VNe×(InterestFactor - 1) InterestFactor=(DIFactor×SpreadFactor) DIFactor Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 15 DIk = DI rate, of order "k", disclosed by B3, valid for one (1) Business Day (overnight), used with two (2) decimal places; and Spread Factor = Fixed interest surcharge, calculated to nine (9) decimal places, with rounding, calculated as follows: where: Spread = Fixed interest rate, not expressed as a percentage, informed with 4 (four) decimal places, with rounding, to be determined on the date of the Bookbuilding Procedure, subject in all cases to the Ceiling Rate of the Second Series Debentures. DP = It is the number of Business Days between the Profitability Start Date or the immediately preceding Remuneration Payment Date (inclusive) and the calculation date (exclusive), “DP” being an integer; Notes: (i) The daily factors (1 + TDIk) are produced, and for each accumulated daily factor, the result is truncated to 16 (sixteen) decimal places, applying the next daily factor, and so on until the last considered; (ii) If the daily factors are accumulated, the resulting "DI Factor" with 8 (eight) decimal places, with rounding; (iii) The factor resulting from the expression (DI Factor x Spread Factor) is considered with 9 (nine) decimal places, with rounding; (iv) The DI Rate must be used considering the same number of decimal places disclosed by the body responsible for calculating it; and (v) the DI Rate shall be used considering the identical number of decimal places disclosed by B3. 4.11.2.1 The final rate of the Remuneration of the Debentures of the Second Series, to be defined pursuant to Clause 4.11.2 above, will be reflected by means of an amendment to this Indenture, without the need for a new corporate approval of the Issuer and/or approval by the General Meeting of Debenture Holders. 4.11.3 For the purposes of this Indenture, “Capitalization Period” is, for the first Capitalization Period, the time interval that begins on the Profitability Start Date of the respective Series, inclusive, and ends on the 1st (first) Remuneration Payment Date (exclusive) of the respective Series, and, for the other Capitalization Periods, the time interval that begins on the Remuneration Payment Date of the respective immediately preceding Series, inclusive, and ends on the Remuneration Payment Date of the respective subsequent Series, SpreadFactor Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 16 exclusive. Each Capitalization Period succeeds the previous one without interruption, until the Maturity Date of the respective Series. 4.12 DI Rate Unavailability 4.12.1 Subject to the provisions of the paragraph below, if, at any time during the term of the Debentures, there is no disclosure of the DI Rate, the last DI Rate available so far will be applied to calculate the Remuneration, and no compensation will be due between the Issuer and the Debenture Holders upon subsequent disclosure of the DI Rate that would be applicable. 4.12.2 If the DI Rate is no longer disclosed for a period exceeding 10 (ten) days, or if it is extinguished, or if it is legally impossible to apply the DI Rate to calculate the Remuneration, as the case may be, the Fiduciary Agent shall, within a maximum period of up to 5 (five) Business Days from the end of the aforementioned 10 (ten) day period or the event of extinction or inapplicability, as the case may be, call a General Meeting of Debenture Holders of the respective Series, in the form and within the terms stipulated in article 124 of the Brazilian Corporation Law and in this Indenture, as defined in Clause 9 below, which shall have as its object the resolution by the Debenture Holders of the respective Series, respectively, in agreement with the Issuer, of the new parameter of Remuneration of Debentures of the First Series and/or Debentures of the Second Series, as the case may be, a parameter that shall preserve the real value and the same levels of remuneration. If there is no agreement on the new parameter of Remuneration of the First Series Debentures and/or the Second Series Debentures, as the case may be, between the Issuer and the Debenture Holders of the respective Series, representing at least 2/3 (two thirds) of the Outstanding Debentures (as defined below) of the respective Series, in any call, or there is no quorum for installation on second call, and/or for lack of a quorum for resolution, the Issuer must redeem all the Outstanding Debentures of the respective Series, within a maximum period of 30 (thirty) calendar days from the closing date of the respective General Meeting of Debenture Holders, or such longer period as may be defined by mutual agreement at said meeting, by its Nominal Unit Value or the balance of the Nominal Unit Value plus the Remuneration of the respective Series, due until the date of the effective redemption, calculated pro rata temporis, from the Profitability Start Date or Remuneration Payment Date (as defined below) of the respective immediately preceding Series, as the case may be. The Debentures of the respective Series redeemed under the terms of this item will be canceled by the Issuer. In this alternative, to calculate the Remuneration of the respective Series to be redeemed, for each day of the period in which there is an absence of rates, the last officially disclosed DI Rate will be used. 4.12.3 If the DI Rate or its legal substitute, as the case may be, is again disclosed before the General Meetings of Debenture Holders of the respective Series referred to in Clause 4.11.5 above, said General Meeting of Debenture Holders will not be held and the DI Rate or its legal substitute, as of its disclosure, will be used again for the calculation of any obligations provided for in this Indenture, it being understood that until the date of disclosure of the DI Rate or its legal substitute, the last DI Rate or its legal substitute disclosed will be used for the calculation of any obligations provided for in this Indenture. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 17 4.13 Payment of the Remuneration of the Debentures 4.13.1 The effective payment of the Remuneration will be made: (i) in consecutive semiannual installments, without a grace period, always on the 15th of July and January, with the first payment on January 15, 2027 and the last payment on the Maturity Date, as provided for in Clause 4.6 above; (ii) on the date of early settlement resulting from the early maturity of the Debentures due to the occurrence of one of the Events of Default (as defined below); (iii) on the date on which the Optional Extraordinary Amortization occurs, as provided for in this Indenture and/or (iv) on the date on which the early redemption of the Debentures occurs, as provided for in this Indenture (each such date, a “Remuneration Payment Date”). The payment of the Remuneration shall be made by the Issuer to the Debenture Holders, in accordance with the rules and procedures of B3. 4.13.2 Those who are holders of Debentures of the respective Series at the end of the Business Day immediately prior to each Remuneration Payment Date of the respective Series shall be entitled to the payments related to the Debentures of the respective Series. 4.14 Amortization of Principal 4.14.1 Amortization of the Principal of the Debentures of the First Series. Without prejudice to payments arising from any early maturity of the obligations arising from the First Series Debentures, Optional Extraordinary Amortization of the First Series Debentures, redemption of the First Series Debentures, as provided for in Clause 5.2 below, total early redemption arising from the Early Redemption Offer of the First Series Debentures or Total Optional Early Redemption of the First Series Debentures, under the terms provided for in this Indenture and in other applicable laws, the Nominal Unit Value or balance of the Nominal Unit Value, as the case may be, of the First Series Debentures will be paid in a single installment on the Maturity Date of the First Series Debentures. 4.14.2 Amortization of the Principal of the Debentures of the Second Series. Without prejudice to the payments arising from any early maturity of the obligations arising from the Second Series Debentures, Optional Extraordinary Amortization of the Second Series Debentures, redemption of the Debentures, as provided for in Clause 5.2 below, total early redemption arising from the Early Redemption Offer of the Second Series Debentures or Total Optional Early Redemption of the Second Series Debentures, under the terms provided for in this Indenture and other applicable legislation, the Nominal Unit Value or the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be, will be paid in three (3) annual and consecutive installments, the first installment being due on July 15, 2034 and the last on the Maturity Date of the Second Series Debentures, according to the dates and percentages provided for in the table below: Installm ent Date of Amortization of the Nominal Unit Value of the Second Series Debentures Percentage of the Balance of the Nominal Unit Value of the Second Series Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 18 Debentures to be Amortized 1st July 15, 2034 33.3333% 2nd July 15, 2035 50.0000% 3rd Maturity Date of Second Series Debentures 100.0000% 4.15 Place of Payment 4.15.1 The payments to which Debenture holders are entitled will be made by the Issuer on the respective maturity date using, depending on the specific case: (i) the procedures adopted by B3 for Debentures electronically held in custody at B3; or (ii) the procedures adopted by the Bookkeeper for Debentures that may not be electronically held in custody at B3. 4.16 Extension of Terms 4.16.1 The terms relating to the payment of any obligation shall be considered extended until the 1st (first) subsequent Business Day, if the maturity date coincides with a day on which there is no banking business in the place of payment of the Debentures, except for cases where payments must be made through B3, in which case there shall only be an extension when the payment date coincides with a nationally declared holiday, Saturday or Sunday. 4.16.2 For the purposes of this Indenture, “Business Day” means (i) with respect to any pecuniary obligation, including for calculation purposes, performed through B3, any day other than a Saturday, Sunday or declared national holiday; and (ii) with respect to any non-pecuniary obligation provided for in this Indenture, any day on which there is banking business is conducted in the city of São Paulo, state of São Paulo and/or in the city of Rio de Janeiro, state of Rio de Janeiro, and which is not Saturday or Sunday. 4.17 Late Payment Fees 4.17.1 Without prejudice to the Remuneration and the provisions of Clause 6 below, in the event of a delay attributable to the Company in the payment of any amount due to Debenture Holders, the amount in arrears will be subject to the following conditions, regardless of any notice, summons or judicial or out of court notification: (i) a conventional, irreducible and non-compensatory late payment fee of 2% (two percent) incurred on the amount due and not paid; and (ii) default interest calculated on a prorated basis counted from the date of default until the effective payment date at a rate of 1% (one percent) per month incurred on the amount due and not paid, in addition to collection expenses incurred (“Late Payment Fees”). 4.18 Forfeiture of Rights to Additional Amounts 4.18.1 Without prejudice to the provisions of Clause 6 below, the non-attendance of the Debenture Holder to receive the amount corresponding to any of the pecuniary obligations due by the Issuer on the dates provided for in this Indenture or in a statement published by the Issuer, under the terms of this Indenture, will not entitle them to receive the Late Payment Charges provided for in Clause 4.17 above, during the period of the delay in receipt, their rights acquired up to until the date of the respective maturity or payment, in case of late payment. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 19 4.19 Programmed Renegotiation 4.19.1 The Debentures shall not be subject to programmed renegotiation. 4.20 Publicity 4.20.1 All acts and decisions to be taken arising from this Issue that, in any manner, involve the interests of the Debenture Holders, must be communicated in the form of notices published in the Issuer’s Publication Journal, as well as on the Issuer’s page on the worldwide computer network (https://ri.axia.com.br), with such disclosure communicated to the Fiduciary Agent and to B3 ("Notices to Debenture Holders"). The Issuer may change the Issuer’s Publication Journal to another widely circulated newspaper used for its corporate publications, by means of (i) written communication to the Fiduciary Agent; and (ii) publication, in the form of a notice, in the replaced newspaper, pursuant to paragraph 3 of article 289 of the Corporations Law. 4.21 Immunity of Debenture Holders 4.21.1 If any Debenture Holder enjoys any type of immunity or tax exemptions, they must forward documentation proving this immunity or tax exemption to the Liquidating Bank and the Bookkeeper, with a copy to the Issuer, at least 10 (ten) Business Days in advance of the date scheduled for receipt of any amounts related to the Debentures, it being understood that, if the Debenture Holder does not send such documentation, the Issuer will withhold the taxes provided for in the tax legislation in force from the income received by the respective Debenture Holder. 4.22 Risk Rating 4.22.1 A risk rating agency will be contracted from among Standard & Poor’s, Fitch Ratings or Moody's Latin America (“Risk Rating Agency”) and will assign a rating to the Debentures. The Risk Rating Agency may be replaced at any time by any of the agencies provided for in this Clause, without the need for prior approval from the Debenture Holders. The Issuer must notify the Fiduciary Agent within 5 (five) Business Days of the contracting of the new Risk Rating Agency. 4.22.2 During the Debentures’ term, the Issuer must contract a Risk Rating Agency at its expense to carry out the annual update and maintenance of the Debentures’ risk rating. 4.22.3 The Fiduciary Agent has no corporate relationship with the Risk Rating Agency, and the process of contracting, analysis, provision of documents and information for the audit by the Risk Rating Agency shall be conducted exclusively by the Issuer, and may, in some cases, include the participation of the Coordinators. Notwithstanding, the Risk Rating Agency is an independent company and solely responsible for the format of its analyses and for the basis taken in granting its opinion. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 20 4.22.4 The Issuer must: (i) update the Debentures’ risk rating (rating) once every calendar year; (ii) disclose and allow the Risk Rating Agency to widely disclose reports containing summaries of the risk ratings to the market; and (iii) deliver the risk rating reports prepared by the Risk Rating Agency to the Fiduciary Agent within a period of up to five (5) Business Days counted from the date of its receipt by the Issuer. 4.23 Stripping 4.23.1 Stripping shall not be permitted, pursuant to item IX of article 59 of the Corporations Law. 5 Optional Early Redemption, Optional Extraordinary Amortization, Optional Acquisition, Mandatory Redemption Offer And Early Redemption Offer 5.1 Total Optional Early Redemption of First Series Debentures 5.1.1 The Issuer may, at its sole discretion and regardless of the will of the Debenture Holders holding the First Series Debentures, carry out the early redemption of all (but not part) of the First Series Debentures, from January 15, 2029 (inclusive) until the Maturity Date of the First Series Debentures (exclusive) (“Full Optional Early Redemption of the First Series Debentures”). At the time of the Full Optional Early Redemption of the First Series, the amount due by the Issuer will be equivalent to the Nominal Unit Value or the balance of the Nominal Unit Value of the First Series, as the case may be, plus: (i) the Remuneration of the First Series Debentures, calculated, pro rata temporis, from the Profitability Start Date (inclusive) or the date of payment of the immediately preceding Remuneration (inclusive), as the case may be, until the date of the effective Full Optional Early Redemption of the First Series Debentures (exclusive); (ii) the Late Payment Charges, if any; and (iii) a premium equivalent to 0.20% (twenty hundredths percent) per year multiplied by the remaining term of the First Series Debentures, pro rata temporis, base 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the date of the effective Full Optional Early Redemption of the First Series Debentures and the Maturity Date of the First Series Debentures, calculated according to the following formula (“Early Redemption Amount of the First Series Debentures”): where: P = Total Optional Early Redemption Premium of First Series Debentures, calculated to eight (8) decimal places, without rounding; i = 0.20% (twenty hundredths percent); Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 21 VR = Nominal Unit Value or balance of the Nominal Unit Value of the First Series, as the case may be, plus the Remuneration of the Debentures of the First Series, calculated pro rata temporis, from the Profitability Start Date or the date of payment of the immediately preceding Remuneration, as the case may be, until the date of actual payment, plus any Late Payment Charges (if any); and du = number of Business Days to elapse between the date of the effective Total Optional Early Redemption of the First Series Debentures and the Maturity Date of the First Series Debentures. 5.1.2 If the date of realization of the Total Optional Early Redemption of the First Series Debentures coincides with an Amortization Date of the First Series Debentures and/or Remuneration Payment Date, the amount due by the Issuer related to the Total Optional Early Redemption of the First Series Debentures provided for in Clause 5.1.1 above and the other calculations must be made on the balance of the Nominal Unit Value of the First Series Debentures, as the case may be, after said payments. 5.1.3 The Full Optional Early Redemption of the First Series Debentures will be carried out in national currency, by sending an individual communication to said Debenture Holders holding the First Series Debentures, or publication of an announcement, pursuant to Clause 4.20 above, in both cases with a copy to the Fiduciary Agent, B3 and ANBIMA, five (5) Business Days in advance of the date on which the effective Full Optional Early Redemption of the First Series Debentures is intended to be carried out, informing the date of the Full Optional Early Redemption of the First Series Debentures and any other relevant information to the respective Debenture Holders holding the First Series Debentures, upon payment of the applicable First Series Debentures Early Redemption Amount. 5.1.4 The payment of the respective Early Redemption Amount of the First Series Debentures will be made: (i) through the procedures adopted by B3, for the First Series Debentures electronically held in custody at B3; or (ii) through procedures adopted by the Liquidating Bank and Bookkeeper, in the case of First Series Debentures that are not electronically held in custody at B3. 5.1.5 The Debentures of the First Series redeemed by the Issuer under the terms set forth herein shall be canceled by the Issuer. 5.2 Total Optional Early Redemption of Second Series Debentures 5.2.1 The Issuer may, at its sole discretion and regardless of the will of the Debenture Holders holding the Second Series Debentures, carry out the early redemption of all (but not part) of the Second Series Debentures, from July 15, 2029 (inclusive) until the Maturity Date of the Second Series Debentures (exclusive) (“Total Optional Early Redemption of the Second Series Debentures” and, together with the Total Optional Early Redemption of the First Series Debentures, “Total Optional Early Redemption”). At the time of the Total Optional Early Redemption of the Second Series, the amount due by the Issuer will be equivalent to the Nominal Unit Value or the balance of the Nominal Unit Value of the Second Series, as the case may be, Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 22 plus: (i) the Remuneration of the Second Series Debentures, calculated, pro rata temporis, from the Profitability Start Date (inclusive) or the payment date of the immediately preceding Remuneration (inclusive), as the case may be, until the date of the effective Optional Early Redemption of the Second Series Debentures (exclusive); (ii) the Late Payment Charges, if any; and (iii) a premium equivalent to 0.20% (twenty hundredths percent) per year multiplied by the remaining term of the Second Series Debentures, pro rata temporis, base 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the date of the effective Optional Early Redemption of the Second Series Debentures and the Maturity Date of the Second Series Debentures, calculated according to the following formula (“Early Redemption Amount of the Second Series Debentures” and, together with the Early Redemption Amount of the First Series Debentures, “Early Redemption Amount”): where: P = Total Optional Early Redemption Premium of the Debentures of the Second Series, calculated to eight (8) decimal places, without rounding; i = 0.20% (twenty hundredths percent); VR = Nominal Unit Value or balance of the Nominal Unit Value of the Second Series, as the case may be, plus the Remuneration of the Debentures of the Second Series, calculated pro rata temporis, from the Profitability Start Date or the payment date of the immediately preceding Remuneration, as the case may be, until the date of actual payment, plus any Late Payment Charges (if any); and du = number of Business Days to elapse between the date of the effective Total Optional Early Redemption of the Debentures of the Second Series and the Maturity Date of the Debentures of the Second Series. 5.2.2 If the date of realization of the Total Optional Early Redemption of the Second Series Debentures coincides with an Amortization Date of the Second Series Debentures and/or Remuneration Payment Date, the amount due by the Issuer related to the Total Optional Early Redemption of the Second Series Debentures provided for in Clause 5.2.1 above and the other calculations must be made on the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be, after said payments. 5.2.3 The Total Optional Early Redemption of the Debentures of the Second Series will be carried out in national currency, by sending an individual communication to said Debenture Holders holding the Debentures of the Second Series, or publication of an announcement, pursuant to Clause 4.20 above, in both cases with a copy to the Fiduciary Agent, B3 and ANBIMA, five (5) Business Days in advance of the date on which the effective Total Optional Early Redemption of the Debentures of the Second Series is intended to be carried out, informing the date of the Total Optional Early Redemption of the Debentures of the Second Series and any other relevant information to the respective Debenture Holders holding the Debentures of the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 23 Second Series, upon payment of the Early Redemption Amount of the applicable Second Series Debentures. 5.2.4 The payment of the respective Early Redemption Amount of the Second Series Debentures will be made: (i) through the procedures adopted by B3, for the Second Series Debentures electronically held in custody at B3; or (ii) through procedures adopted by the Liquidating Bank and Bookkeeper, in the case of Second Series Debentures that are not electronically held in custody at B3. 5.2.5 The Debentures of the Second Series redeemed by the Issuer under the terms set forth herein shall be canceled by the Issuer. 5.3 Optional Extraordinary Amortization of First Series Debentures 5.3.1 The Issuer may, from January 15, 2029 (inclusive) until the First Series Maturity Date (exclusive), promote extraordinary amortizations on the Nominal Unit Value or on the balance of the Nominal Unit Value of the First Series Debentures, as the case may be, limited to 98% (ninety-eight percent) of the Nominal Unit Value or balance of the Nominal Unit Value of the First Series Debentures, as the case may be (“Optional Extraordinary Amortization of the First Series Debentures”), at its sole discretion, upon prior written communication at least 10 (ten) Business Days in advance of the date of the intended Optional Extraordinary Amortization of the First Series Debentures, pursuant to Clause 5.3.8 below. 5.3.2 The Optional Extraordinary Amortization of the First Series Debentures will be carried out by paying (i) the portion of the Nominal Unit Value or the balance of the Nominal Unit Value, as the case may be, of the First Series Debentures to be amortized, plus (ii) the Remuneration of the First Series Debentures, calculated, pro rata temporis, from the Profitability Start Date (inclusive) or the payment date of the Remuneration of the First Series Debentures immediately preceding (inclusive), as the case may be, until the date of the effective Optional Extraordinary Amortization of the First Series Debentures (exclusive), levied on the portion of the Nominal Unit Value or balance of the Nominal Unit Value of the First Series Debentures to be amortized and other charges due and not paid until the date of the Optional Extraordinary Amortization of the First Series Debentures; (iii) any Late Payment Charges (if any); and (iv) a premium equivalent to 0.20% (twenty hundredths percent) per year, multiplied by the remaining term of the First Series Debentures, pro rata temporis, base 252 (two hundred and fifty two) Business Days, considering the number of Business Days to elapse between the date of the effective Optional Extraordinary Amortization of the First Series Debentures and the Maturity Date of the First Series Debentures, as calculated according to the following formula (“Optional Extraordinary Amortization Amount of the First Series Debentures”): Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 24 where: P = Optional Extraordinary Amortization premium for First Series Debentures, calculated to eight (8) decimal places, without rounding; i = 0.20% (twenty hundredths percent); PU = Nominal Unit Value or balance of the Nominal Unit Value of the Debentures of the First Series, plus the Remuneration of the Debentures of the First Series, calculated pro rata temporis, from the Profitability Start Date or the payment date of the Remuneration of the Debentures of the First Series immediately preceding, as the case may be, until the date of actual payment, plus any Late Payment Charges (if any); and du = number of Business Days to elapse between the date of the effective Optional Extraordinary Amortization of the First Series Debentures and the Maturity Date of the First Series Debentures. 5.3.3 If the date of realization of the Optional Extraordinary Amortization of the First Series Debentures coincides with an Amortization Date and/or Remuneration Payment Date, the amount due by the Issuer regarding the Optional Extraordinary Amortization of the First Series Debentures of the respective Series provided for in Clause 5.3.2 above and the other calculations must be made on the balance of the Nominal Unit Value of the First Series Debentures after said payments. 5.3.4 The communication of the Optional Extraordinary Amortization of the First Series Debentures shall be made by means of an individual written communication to the Debenture Holders of the First Series Debentures, with a copy to the Fiduciary Agent and/or publication of a notice to the Debenture Holders of the First Series Debentures to be widely disclosed pursuant to Clause 4.20 of this Indenture, with a copy to the Fiduciary Agent, at least 10 (ten) Business Days prior to the date of the event. 5.3.5 B3, the Bookkeeper and the Liquidating Bank must be notified of the realization of the Optional Extraordinary Amortization of the First Series Debentures at least three (3) Business Days in advance. 5.3.6 The communication of Optional Extraordinary Amortization of the First Series Debentures must include: (i) the effective date of the Optional Extraordinary Amortization Date of the First Series Debentures, which must fall on a Business Day; (ii) mention of the Optional Extraordinary Amortization Amount of the First Series Debentures; and (iii) any other information necessary for the operationalization of the Optional Extraordinary Amortization of the First Series Debentures. 5.3.7 The Optional Extraordinary Amortization of the First Series Debentures electronically held in custody at B3 will follow the procedures adopted by B3. In the case of First Series Debentures that are not electronically held in custody at B3, the settlement of the Optional Extraordinary Amortization of the First Series Debentures will be made through a deposit to be made by the Bookkeeper in the current accounts indicated by the Debenture Holders of the First Series Debentures. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 25 5.3.8 Subject to the provisions of Clause 5.3.5 above, the realization of the Optional Extraordinary Amortization of the First Series Debentures shall cover, proportionally, all First Series Debentures, and shall comply with the maximum amortization limit of 98% (ninety-eight percent) of the Nominal Unit Value of the First Series Debentures. 5.4 Optional Extraordinary Amortization of Second Series Debentures. 5.4.1 The Issuer may, from July 15, 2029 (inclusive) until the Maturity Date of the Second Series (exclusive), promote extraordinary amortizations on the Nominal Unit Value or on the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be, limited to 98% (ninety-eight percent) of the Nominal Unit Value or balance of the Nominal Unit Value of the Second Series Debentures, as the case may be ("Optional Extraordinary Amortization of the Second Series Debentures" and, together with the Optional Extraordinary Amortization of the First Series Debentures, "Optional Extraordinary Amortization"), at its sole discretion, upon prior written notice at least 10 (ten) Business Days in advance of the date of the intended Optional Extraordinary Amortization of the Second Series Debentures, pursuant to Clause 5.3.8 below. 5.4.2 The Optional Extraordinary Amortization of the Second Series Debentures will be carried out by paying (i) the portion of the Nominal Unit Value or the balance of the Nominal Unit Value, as the case may be, of the Second Series Debentures to be amortized, plus (ii) the Remuneration of the Second Series Debentures, calculated, pro rata temporis, from the Profitability Start Date (inclusive) or the payment date of the Remuneration of the Second Series Debentures immediately preceding (inclusive), as the case may be, until the date of the effective Optional Extraordinary Amortization of the Second Series Debentures (exclusive), levied on the portion of the Nominal Unit Value or balance of the Nominal Unit Value of the Second Series Debentures to be amortized and other charges due and not paid until the date of the Optional Extraordinary Amortization of the Second Series Debentures; (iii) any Late Payment Charges (if any); and (iv) a premium equivalent to 0.20% (twenty hundredths percent) per year, multiplied by the remaining term of the Second Series Debentures, pro rata temporis, base 252 (two hundred and fifty two) Business Days, considering the number of Business Days to elapse between the date of the effective Optional Extraordinary Amortization of the Second Series Debentures and the Maturity Date of the Second Series Debentures, as calculated according to the following formula (“Optional Extraordinary Amortization Amount of the Second Series Debentures” and, together with the Optional Extraordinary Amortization Amount of the First Series Debentures, “Optional Extraordinary Amortization Amount”): where: Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 26 P = Optional Extraordinary Amortization premium of the Debentures of the Second Series, calculated to eight (8) decimal places, without rounding; i = 0.20% (twenty hundredths percent); PU = Nominal Unit Value or balance of the Nominal Unit Value of the Debentures of the Second Series, plus the Remuneration of the Debentures of the Second Series, calculated pro rata temporis, from the Profitability Start Date or the payment date of the Remuneration of the Debentures of the Second Series immediately preceding, as the case may be, until the date of actual payment, plus any Late Payment Charges (if any); and du = number of Business Days to elapse between the date of the effective Optional Extraordinary Amortization of the Second Series Debentures and the Maturity Date of the Second Series Debentures. 5.4.3 If the date of realization of the Optional Extraordinary Amortization of the Second Series Debentures coincides with an Amortization Date and/or Remuneration Payment Date, the amount due by the Issuer regarding the Optional Extraordinary Amortization of the Second Series Debentures of the respective Series provided for in Clause 5.4.2 above and the other calculations must be made on the balance of the Nominal Unit Value of the Second Series Debentures after said payments. 5.4.4 The communication of the Optional Extraordinary Amortization of the Second Series Debentures shall be made by means of an individual written communication to the Debenture Holders of the Second Series Debentures, with a copy to the Fiduciary Agent and/or publication of a notice to the Debenture Holders of the Second Series Debentures to be widely disclosed pursuant to Clause 4.20 of this Indenture, with a copy to the Fiduciary Agent, at least 10 (ten) Business Days prior to the date of the event. 5.4.5 B3, the Bookkeeper and the Liquidating Bank must be notified of the realization of the Optional Extraordinary Amortization of the Debentures of the Second Series at least three (3) Business Days in advance. 5.4.6 The communication of Optional Extraordinary Amortization of the Second Series Debentures must include: (i) the effective date of the Optional Extraordinary Amortization Date of the Second Series Debentures, which must fall on a Business Day; (ii) mention of the Optional Extraordinary Amortization Amount of the Second Series Debentures; and (iii) any other information necessary for the operationalization of the Optional Extraordinary Amortization of the Second Series Debentures. 5.4.7 The Optional Extraordinary Amortization of the Second Series Debentures electronically held in custody at B3 will follow the procedures adopted by B3. In the case of Debentures of the Second Series that are not electronically held in custody at B3, the settlement of the Optional Extraordinary Amortization of the Debentures of the Second Series will be made through a deposit to be made by the Bookkeeper in the current accounts indicated by the Debenture Holders of the Debentures of the Second Series. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 27 5.4.8 Subject to the provisions of Clause 5.4.5 above, the realization of the Optional Extraordinary Amortization of the Debentures of the Second Series shall cover, proportionally, all Debentures of the Second Series, and shall comply with the maximum amortization limit of 98% (ninety-eight percent) of the Nominal Unit Value of the Debentures of the Second Series. 5.5 Optional Acquisition 5.5.1 The Issuer may, at any time, acquire Debentures, provided that it complies with the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, CVM Resolution No. 77, of March 29, 2022, as amended, and the applicable CVM regulations (“Optional Acquisition”). 5.5.2 The Debentures acquired by the Issuer pursuant to Clause 5.5.1 above may, at the discretion of the Issuer, be canceled, remain in treasury or be placed back on the market. 5.5.3 The Debentures of the respective Series acquired by the Issuer to remain in treasury, pursuant to Clause 5.5.2 above, if and when reoffered in the market, shall be entitled to the same Remuneration values of the respective Series, as applicable. 5.6 Mandatory Redemption Offer 5.6.1 In the event of a Risk Change Event (as defined below) as a result of an Original Acquisition of Control (as defined below) within the Original Acquisition Period of Control (as defined below) and/or after the completion of the Original Acquisition of Control (without the Risk Change Event being cured until the end of the Original Acquisition Period of Control) (“Acquisition Event”), provided that it is legally permitted, the Issuer undertakes to make an offer to redeem the Debentures of the Debenture Holders who choose to dispose of their respective Debentures for an amount equivalent to the Nominal Unit Value or balance of the Nominal Unit Value, as the case may be, plus the Remuneration, as the case may be, due until the Mandatory Redemption Date (as defined below), exclusive, and any charges due and unpaid until the date of the Early Redemption Offer (together, the “Mandatory Redemption Offer”, “Redemption Obligation” and “Redemption Price”, respectively). 5.6.2 Within three (3) Business Days of being made aware of an Acquisition Event, the Issuer shall disclose the respective event to the Debenture Holders by means of an individual notice and send a copy to the Fiduciary Agent or the publication of an announcement, pursuant to Clause 4.20 above, as appropriate, as well as send a notice to the Fiduciary Agent and B3 (“Notice of Redemption Obligation”). 5.6.3 The Notice of the Redemption Obligation must contain at least the following information: (i) information about the Acquisition Event; (ii) the manner of submitting notice to the Issuer, with a copy to the Fiduciary Agent, by the Debenture Holders who choose to adhere to the Mandatory Redemption Offer, as well as the term for this purpose, which must be equal to 45 (forty-five) days from the disclosure of the Notice of the Redemption Obligation (“Exercise Term”); (iii) the date defined for the redemption of the Debentures, which will be the same for all Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 28 Debentures, which will occur within five (5) Business Days from the end of the Exercise Term ("Mandatory Redemption Date"); and (iv) other information necessary for the decision making by the Debenture Holders and the operationalization of the redemption of the Debentures held by those who indicate their interest in participating in the Mandatory Redemption Offer. 5.6.4 The Issuer must inform B3, by means of electronic correspondence, of the redemption of the Debentures after the end of the Exercise Period, with the knowledge of the Fiduciary Agent and with at least 3 (three) Business Days’ advance notice of the Mandatory Redemption Date. 5.6.5 The payment of the Redemption Price for the respective Debentures redeemed under the Mandatory Redemption Offer will be made (i) through the procedures adopted by B3 for the Debentures electronically held in custody at B3, or (ii) by the procedures adopted by the Bookkeeper, in the case of Debentures that are not electronically held in custody at B3. 5.6.6 For purposes of this Clause, the Parties agree that: (i) "Original Acquisition of Control" means an acquisition originating from the direct or indirect shareholding control of the Issuer, with the Issuer having direct or indirect control of a defined shareholder or group of controlling shareholders and, consequently, the Issuer having indirect control of a defined shareholder or group of controlling shareholders, having "control" the meaning assigned to it under the terms of article 116 of the Brazilian Corporation Law, observing that it will not be considered an Original Acquisition of Control for the purposes of the Redemption Offer Obligation, if, cumulatively: (a) the risk rating (rating) of the Issue described in the Rating Report – Acquisition of Control is at least equivalent to or higher than two (2) levels below the risk rating (rating) of the Issue assigned by the Risk Rating Agency during the Offer; and (b) the risk rating (rating) of the Issue described in the Rating Report – Acquisition of Control is at least equivalent to or higher than the last risk rating (rating) of the Issue obtained by the Issuer before the occurrence of an acquisition originating from the direct or indirect shareholding control of the Issuer, subject to the obligation to prepare the Rating Report – Acquisition of Control (as defined below) provided for in Clause 7.1(XXXVI) of this Indenture; (ii) A "Risk Change Event" shall be deemed to have occurred in relation to an Original Acquisition of Control (a) during the Period of Original Acquisition of Control; or (b) after the completion of the Original Acquisition of Control if the risk rating for the Debentures, assigned by the Risk Rating Agency in both cases is withdrawn or reduced in one or more scores by the Risk Rating Agency, with respect to the risk rating in force immediately before the Original Acquisition of Control, and such a withdrawal or reduction does not expressly result from a factor other than the Original Acquisition of Control; Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 29 (iii) “Original Control Acquisition Period” means the period commencing on the date (“Announcement Date”) that occurs first between (a) the first public announcement by or on behalf of the Issuer, any bidder, or any appointed advisor, about the Original Control Acquisition; or (b) the date of the first Announcement of Potential Acquisition of Control, and ending ninety (90) days after the Announcement Date, observing that, if the Risk Rating Agency publicly announces, at any time during the period, that it has placed the Debentures’ rating under full or partial review due to the public announcement of Original Acquisition of Control or Announcement of Potential Acquisition of Control, the Period of Original Acquisition of Control must be extended to the date that corresponds to sixty (60) days after the date on which the Risk Rating Agency designates a new risk rating or reaffirms the existing rating; and (iv) “Announcement of Potential Acquisition of Control” means any public announcement or statement made by the Issuer, a potential or non-potential bidder, or any appointed advisor, related to a potential Original Acquisition of Control over the short term. Short term shall be considered (a) a reasonably probable Original Acquisition of Control, or, alternatively, (b) a public statement made by the Issuer, a potential or non-potential bidder or any appointed advisor, declaring the intent to make such an Original Acquisition of Control within one hundred and eighty (180) days of the announcement date). 5.7 Early Redemption Offer 5.7.1 The Issuer may make, at its sole discretion and at any time, an offer of total or partial early redemption of the First Series Debentures and/or the Second Series Debentures ("Early Redemption Offer"). 5.7.2 The Early Redemption Offer shall be addressed to all Debenture Holders of the respective Series, without distinction, ensuring all Debenture Holders of the respective Series the prerogative to accept or not the early redemption of the Debentures of which they are holders, in accordance with the terms and conditions provided in this Indenture and applicable legislation. 5.7.3 The Issuer will carry out the Early Redemption Offer by means of an individual communication sent to the Debenture Holders of the respective Series, with a copy to the Fiduciary Agent and B3 or through publication, pursuant to Clause 4.20 above, at its sole discretion (“Early Redemption Offer Notice”), in which it must describe the terms and conditions of the Early Redemption Offer, including: (i) if it is partial, the minimum number of Debentures of the respective Series to be redeemed, pointing out the respective Series (s) to which they belong, (ii) any minimum (and never maximum) number of Debentures of the respective Series to which will be conditioned to the Early Redemption Offer of the respective Series; (iii) if any, the amount of the early redemption premium to be offered by the Issuer, which must also comply with the provisions of the legislation applicable at the time of the Early Redemption Offer; (iv) the form and term of manifestation to the Issuer, with a copy to the Fiduciary Agent, of the Debenture Holders of the respective Series who choose the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 30 adherence to the Early Redemption Offer, subject to the provisions of Clause 5.7.4 below; (v) the effective date for the early redemption of the Debentures of the respective Series and the amount of the payment of the amounts due to the Debenture Holders of the respective Series, which must fall on a Business Day; and (vi) the other information necessary for the decision making by the Debenture Holders of the respective Series and for the operationalization of the Early Redemption Offer. 5.7.4 After the communication or publication of the Early Redemption Offer Notice, the Debenture Holders of the respective Series who opt to adhere to the Early Redemption Offer shall have a period of 10 (ten) Business Days to formally express themselves before the Issuer, with a copy to the Fiduciary Agent and in accordance with the provisions of the Early Redemption Offer Notice. At the end of this period, the Issuer shall have up to 10 (ten) Business Days to carry out the early redemption of the Debentures of the respective Series and the respective financial settlement to the holders of the Debentures of the respective Series subject to the Early Redemption Offer who accept the Early Redemption Offer, it being understood that all Debentures of the respective Series that have accepted the Early Redemption Offer shall be redeemed and settled on a single date. 5.7.5 The Issuer shall: (i) on the date of expiration of the term of adhesion to the Early Redemption Offer, confirm to the Fiduciary Agent whether the early redemption of the Debentures of the respective Series will be effectively carried out; and (ii) at least three (3) Business Days prior to the date of early redemption, communicate to the Bookkeeper, the Liquidating Bank, B3 and the Fiduciary Agent the date of early redemption or a longer term if required by B3. 5.7.6 The amount to be paid in relation to each of the Debentures of the respective Series shall be equivalent to the amount indicated in the Early Redemption Offer Notice, including the redemption premium, if applicable. 5.7.7 The Debentures redeemed by the Issuer under the terms of this Clause must be cancelled. 5.7.8 If the Early Redemption Offer refers to part of the Debentures of a given Series and the number of Debentures of the respective holders of Debentures of such Series that indicated their interest in participating in the Early Redemption Offer is less than the minimum number of Debentures of the respective Series to which the Early Redemption Offer was originally directed, the Issuer may (i) redeem all Debentures of the respective Series that have joined the Early Redemption Offer; or (ii) cancel the Early Redemption Offer. 5.7.9 Notwithstanding the provisions of Clause 5.7.8 above, should, as a result of one or more Early Redemption Offers, the quantity of Debentures of a particular Series result in an amount equal to or less than 15% (fifteen percent) of the quantity of the respective Series existing on the Issue Date, the Issuer must carry out, within 5 (five) Business Days, the mandatory early redemption of all Debentures of the respective Series ("Mandatory Early Redemption"). Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 31 5.7.10 At the time of the Mandatory Early Redemption, the amount owed by the Issuer to the Debenture Holders of the respective Series will be equivalent to the amount offered to the holders of Debentures of the respective Series under the Early Redemption Offer. 5.7.11 The Mandatory Early Redemption of the Debentures of the respective Series held electronically in custody at B3 shall follow the event settlement procedures adopted by it. Should the Debentures of the respective Series not be held electronically in custody at B3, the Mandatory Early Redemption shall be carried out through the Bookkeeper. 5.7.12 The Debentures of the respective Series must be cancelled by the Issuer after execution of the Mandatory Early Redemption. 6 Early Maturity 6.1 Subject to the provisions of Clauses 6.1.1 to 6.1.12 below, the Fiduciary Agent shall declare the early maturity of all obligations arising from the Debentures and demand the immediate payment, by the Issuer, to the Debenture Holders, of the Nominal Unit Value or the balance of the Nominal Unit Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date, or the last Remuneration Payment Date, whichever occurs last, until the date of its effective payment, without prejudice to the payment of the Late Payment Charges, when applicable, and any other amounts eventually due by the Issuer under the terms of this Indenture, upon occurrence of any of the following: 6.1.1 Subject to any applicable remedy periods and procedures, occurrences that result in the automatic advance maturity of the obligations arising from this Indenture shall be considered Default Events not requiring a decision made at a General Meeting of Debenture Holders ("Default Events – Automatic Advance Maturity"): (i) failure to comply with pecuniary obligations provided for in this Indenture, without such failure being remedied by the Issuer within 2 (two) Business Days from the respective maturity; (ii) liquidation, dissolution or extinction on the part of the Issuer and/or any Relevant Subsidiaries (as defined below), except in cases where liquidation, dissolution and/or extinction results from a corporate transaction that does not constitute a Default Event under the terms permitted in this Indenture. For the purposes of this Indenture, “Relevant Issuer Subsidiary ” means any subsidiary or directly or indirectly controlled Issuer company representing more than twenty percent (20%) of their consolidated assets, according to the most recent consolidated financial statements available on the date of the event in question; (iii) decree of early maturity (thus considered in accordance with the terms of the respective contractual instrument that gave rise to the obligation) of any financial obligation of the Issuer and/or any Relevant Subsidiaries, whether as borrower or guarantor, whose value, individual or aggregate, is equivalent to at least 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 32 Indenture) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent amount in other currencies, observing that, for the purposes of this item, in operations in which the Issuer acts as guarantor, the early maturity of the Debentures will only occur if the Issuer fails to honor the amount of the debt or the guarantee granted within the contractually stipulated period; (iv) if any bankruptcy, dissolution or judicial or extrajudicial reorganization procedure or similar procedure or any previous conciliations and mediations, or even procedures incidental to the judicial reorganization processes (including, without limitation, any interlocutory reliefs formulated under the terms of §1 of article 20-B of Law No. 11.101, of February 9, 2005, as amended); (a) is initiated at the request of the Issuer or one of the Issuer’s Relevant Subsidiaries (regardless of the respective approval); or (b) decreed against the Issuer or one of the Issuer’s Relevant Subsidiaries; (v) transformation of the Issuer into another corporate type, pursuant to article 220 of the Corporations Law; (vi) judicial challenge by the Issuer and/or companies controlled by the Issuer before the competent court, of the invalidity and/or unenforceability of this Indenture; or (vii) cancellation, termination or judicial decision of immediate enforceability that declares the invalidity, ineffectiveness, nullity or total unenforceability of this Indenture, provided it is not suspended or reversed within 30 (thirty) days from the date of such decision. 6.1.2 Without prejudice to the provisions of Clause 6.1.1 above, Default Events that result in non-automatic maturity of the obligations arising from this Indenture, shall be considered any of the following events (each event, an “Default Event – Non- Automatic Advance Maturity” and, together with the Default Events – Automatic Advance Maturity, “Default Events”): (i) existence of a condemnatory judicial decision, without a suspensive effect having been obtained through judicial and/or administrative order or decision, due to the practice of acts by the Issuer and/or its controlled companies that involve discrimination based on race or gender, encouragement of prostitution and/or child labor, slave labor or violation of indigenous peoples’ rights; (ii) existence of a condemnatory judicial decision in the 2nd (second) instance, without being obtained suspensive effect by order or judicial and/or administrative decision, due to the practice of acts, by the Issuer and/or its subsidiaries, that result in a crime against the environment, it being understood that the declaration of early maturity based on the stipulated in this paragraph will not occur if the reparation imposed on the Issuer and/or its subsidiaries is made, or while the penalty imposed on the Issuer and/or its subsidiaries is being fulfilled, observing the due legal process, or Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 33 if said event does not result in a Material Adverse Effect (as defined below); (iii) failure by the Issuer to comply with any non-pecuniary obligations provided for in this Indenture, not remedied within 20 (twenty) Business Days from the failure to comply with such non-pecuniary obligation, or within a specific cure period provided for in this Indenture; (iv) any of the representations or warranties provided by the Issuer in this Indenture and in the other Offer documents prove to be false or incorrect in any material respect; (v) change or alteration in the corporate purpose of the Issuer that materially modifies the main activities currently carried out by it, or that adds to these activities new businesses that have prevalence or that may represent material deviations in relation to the activities currently developed by the Issuer; (vi) non-renewal, non-obtaining, cancellation, revocation, termination or suspension of authorizations, concessions, permits, subsidies or licenses, including environmental licenses and those granted by the Federal Government and/or the National Electric Energy Agency (ANEEL), required by competent authorities, not cured within 60 (sixty) days from such nonrenewal, cancellation, revocation, termination or suspension, that prevents the regular conduct of electricity generation, transmission and distribution activities carried out by the Issuer and/or the Relevant Subsidiaries of the Issuer, as the case may be, except for those (a) that are demonstrably in the timely renewal process by the Issuer and/or the Relevant Subsidiaries of the Issuer; or (b) that do not affect the fulfillment of the pecuniary obligations of the Issuer related to this Deed; or (c) whose applicability is being challenged in good faith by the Issuer and/or the Relevant Subsidiaries of the Issuer in judicial or administrative spheres, provided that a suspensive effect is obtained for such challenge; (vii) lack of compliance on the part of the Issuer and/or their Relevant Subsidiaries, during the Debentures’ term, with the laws, rules and regulations, determinations from government agencies, autonomous government agencies or the courts, applicable to the conduct of its business, including social and environmental conditions contained in the environmental licenses, except (a) if such laws, rules, regulations or determinations from government agencies, autonomous government agencies or the courts are enforceable and/or suspended through a judicial or administrative decision within a period of 30 (thirty) days, counted from the date such a lack of compliance on the part of the Issuer and/or their Relevant Subsidiaries occurred; or (b) if such a lack of compliance does not result in a Material Adverse Effect (as defined below); (viii) failure to comply with any final arbitral award or final and unappealable court decision against the Issuer and/or any Relevant Subsidiary of the Issuer, which, individually or in the aggregate in the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 34 same fiscal year, exceeds 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Indenture) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent amount in other currencies, or that results in a Material Adverse Effect (as defined below), within the period stipulated in the decision or sentence for payment. For the purposes of this Indenture, "Material Adverse Effect" is considered to be: the occurrence of a material adverse negative change in the Issuer’s economic, financial or operational conditions that impacts: (a) the timely fulfillment of the pecuniary obligations assumed by the Issuer before the Debenture Holders; and/or (b) the validity and enforceability of this Indenture; (ix) transfer or any form of assignment or promise of assignment to third parties, by the Issuer, of the obligations assumed in this Indenture, except (1) if with the prior authorization of Debenture Holders meeting at the General Meeting of Debenture Holders; or (2) by the Authorized Transaction (as defined below), provided that (a) the amendment is entered into in accordance with the model provided for in Annex III to this Indenture (“ Drop Down Amendment”) and (b) the current Issuer assumes, through the Drop Down Amendment, the condition of guarantor, jointly and severally, of the Debentures, and all obligations that may be assumed by the Assignee (as defined below) under this Indenture. For the purposes of this item, "Authorized Transaction" means the assignment of all rights and obligations assumed by the Issuer under this Indenture, at the Issuer’s sole discretion to AXIA Energia Norte S.A., a company registered under CNPJ No. 00.357.038/0001-16, AXIA Energia Sul S.A., which is registered under CNPJ No. 02.016.507/0001-69, and AXIA Energia Nordeste S.A., registered under CNPJ No. 33.541.368/0001-16, or to any other publicly-held company registered with the CVM in which equity interest is consolidated in the Issuer’s audited and consolidated financial statements. In such cases, the assignee must be a publicly-held company registered with the CVM on the assignment date (any of which shall be referred to as the "Assignee"), so that, for all legal purposes and intents, the Assignee will become the "issuer" of the Debentures and irrevocably and irreversibly assume for legal purposes and intents the role of debtor and principal payor, as well as responsibility for all obligations, whether pecuniary or nonpecuniary, arising from the Debentures; (x) sequestration, expropriation, nationalization, or any form of compulsory acquisition of all or a substantial part of the assets, including equity interests held by the Issuer and/or their Relevant Subsidiaries, except if (a) within 30 (thirty) days from the date of the event, the Issuer proves that there was a favorable decision made regarding the reversal of such a measure or it obtained an injunction guaranteeing the continuity of the provision of services and provided that such an injunction is not revoked; or (b) such an event does not reduce the Issue’s risk rating to two levels below the risk rating assigned during the Offer; Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 35 (xi) if the Issuer ceases to be an issuer of securities registered with the CVM, in category “A” or listed on B3; (xii) default on the part of the Issuer, whether as borrower or guarantor, in relation to any financial obligation involving an individual or aggregate amount equivalent to at least 5% (five percent) of their Adjusted EBITDA (as defined in Annex I to this Indenture) according to the most recent consolidated financial statements available on the date of the event in question, or its equivalent value in other currencies, unless remedied (a) within the cure period established in the respective agreement, if applicable; or (b) within up to 2 (two) Business Days counted from the date on which such an obligation became due, if there is no specific cure period established under the respective agreement; (xiii) default by any Relevant Subsidiaries of the Issuer, whether as borrower or guarantor, of any financial obligation, the amount of which, individual or aggregate, is equivalent to at least 5% (five percent) of the Adjusted EBITDA (as defined in Annex I to this Indenture) of the Issuer, according to the most recent consolidated financial statements of the Issuer available on the date of the event in question, or its equivalent amount in other currencies, unless remedied (a) within the cure period established in the respective contract, if any; or (b) within two (2) Business Days from the date on which such obligation became due, if there is no specific cure period in the respective agreement; (xiv) non-compliance with any obligations set forth in Clause 5.6 above; (xv) occurrence of spin-off, merger, incorporation, incorporation of shares or any other form of corporate reorganization involving the Issuer, except (a) for merger, spin-off, incorporation, incorporation of shares or any other form of corporate reorganization occurring between companies of the Issuer’s economic group, which includes the Issuer, the Issuer’s direct and indirect Subsidiaries and any and all companies in which the Issuer has a shareholding, directly or indirectly, regardless of holding Control) ("Economic Group"), including incorporation by the Issuer of any Relevant Subsidiary or other subsidiaries or investees of the Issuer; or (b) if it does not occur exclusively within the Issuer’s Economic Group; (1) provided that (x) the company resulting from said corporate reorganization, or involved in said corporate reorganization, is or becomes controlled or invested directly or indirectly by the Issuer, or if the company resulting from said operation is the Issuer itself, including investment via the contribution of assets by the Issuer within the scope of the constitution of a joint venture; and, cumulatively, (y) the other parties involved in said transaction are not Sanctioned Persons; or (2) if with the prior authorization of the Debenture Holders meeting at the General Meeting of Debenture Holders; (3) in the event of incorporation, merger, spin-off or other form of corporate reorganization of the Issuer, if the right of redemption is guaranteed to Debenture Holders who do not agree with said transaction, the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 36 be exercised within 6 (six) months from the date of publication of the minutes of the Issuer’s General Meeting that may resolve on such transaction under the terms of article 231 of the Brazilian Corporation Law; or (4) in the case of merger, consolidation, spin-off or other form of corporate reorganization, if it does not result in the loss by the Issuer of equity interests or assets that represent an individual or aggregate amount, in an amount greater than 20% (twenty percent) of the Issuer’s total consolidated assets, based on the latest audited financial statements made available by the Issuer at the time of the respective transaction (noting that the transactions entered into pursuant to items (1) to (3) above will not be computed for the purpose of verifying the amount authorized in this item (4)). For purposes of this Indenture, "Sanctioned Person" means any individual, legal entity or unincorporated entity prohibited or sanctioned or prevented from conducting business in Brazil, in accordance with applicable Brazilian laws, or subject to civil penalties for violations of any legal or regulatory provision, domestic or foreign, relating to the practice of corruption or acts harmful to public administration, including, without limitation, the Anti-Corruption Laws; (xvi) protest filed against the Issuer in an individual or aggregate amount equal to or greater than 5% (five percent) of the Issuer’s Adjusted EBITDA (as defined in Annex I to this Indenture) according to the most recent consolidated financial statements available on the date of the event in question, or its equivalent in other currencies, unless it is validly proven by the Issuer that the protest (a) was effectively suspended within a period of up to 30 (thirty) days of the date of the respective event, exclusively while the effects of the suspension last; (b) paid or canceled within the legally established period; or (c) provided guarantees in court that were accepted by the Judiciary; (xvii) sale, assignment, lease or any form of disposal of assets and properties, including equity interests, by the Issuer and/or by Relevant Subsidiaries of the Issuer, except (a) for operations in which said asset (including equity interests) is sold, assigned, leased or disposed of to a company controlled or invested directly or indirectly by the Issuer (including contributions of assets within the scope of the constitution of a joint venture by the Issuer or by Relevant Subsidiaries), (b) by replacement of assets for maintenance purposes and/or repair; (c) if at least 75% (seventy-five percent) of the net proceeds arising from said transaction are used in the ordinary or early amortization and/or settlement (including through payment) of debts of the Issuer and/or the Relevant Subsidiaries or other outstanding liabilities, including those arising from administrative, arbitration or judicial decisions (or agreements or transactions), or deposited in a tied account intended for the payment of such obligations, within 365 (three hundred and sixty-five) days from the effective receipt of financial resources by the respective entity, or in the reimbursement or reimbursement of debts that have been paid with the Issuer’s and/or the Relevant Subsidiaries’ own resources, or even if said operation results in exemption from guarantees provided by the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 37 Issuer and/or by Relevant Subsidiaries, within the scope of obligations contracted by the companies object of the sale, assignment, lease or disposal, provided that such discharged guarantees have an amount equivalent to at least 75% (seventy-five percent) of the net proceeds from said operation, (d) if the proceeds of the operation are intended for the acquisition of, or investment in, new assets that have at least the same representativeness as the assets sold, assigned, leased or disposed of at the time of purchase (that is, the book value of the assets acquired or invested is, in aggregate, a maximum of 20% (twenty percent) less than the book value of the asset sold, assigned, leased or disposed of, as verified in the Issuer’s consolidated and audited financial statements (“Representativeness”), (e) operations in which said asset (including equity interests) is leased or leased to third parties in the ordinary course of the Issuer’s and/or the Relevant Subsidiaries’ business, including plant lease operations; (f) if the Issuer or Relevant Subsidiary has carried out an acquisition operation of assets (including equity interests) that have at least the same Representativeness of the assets of the sale, assignment, lease or disposal operation in question in the period of 24 (twenty-four) months (inclusive) prior to the execution of said sale, assignment, lease or disposal operation in question; or (g) in cases other than those provided for in any of items "a" to "f" above, provided that, jointly or separately, such operations represent an amount, individually or in aggregate, in an amount equivalent to or less than 20% (twenty percent) of the Issuer’s total consolidated assets, based on the last audited financial statements made available by the Issuer at the time of the respective operation; (xviii) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends as advance payment, income in the form of interest on equity or the making of any other payments by the Issuer to its shareholders, under any title, if the Issuer is in default with any of its pecuniary obligations established in this Indenture, except, however, for the payment of the mandatory minimum dividend provided in the Issuer’s bylaws in force on the Issue Date and the portion of net income allocated to the special reserve for retained dividends provided in paragraphs 3, 4 and 5 of article 202 of the Corporations Law; (xix) reduction of the share capital of the Issuer, without prior authorization of the Debenture Holders, gathered in a General Meeting of Debenture Holders, except if for purposes of absorbing accumulated losses, pursuant to article 173 of the Corporations Law; or (xx) non-use, by the Issuer, of the funds obtained with the Issue strictly under the terms of this Indenture. 6.1.3 The Issuer must promptly notify the Fiduciary Agent of the events described in Clause 6.1.2 within 3 (three) Business Days of being made aware of such an occurrence. Failure to comply with this duty by the Issuer shall not Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 38 prevent the Fiduciary Agent and/or the Debenture Holders from, at their discretion, exercising their powers, faculties and claims provided for in this Indenture and in the other documents of the Issue, including that of declaring the early maturity of the Debentures. 6.1.4 The occurrence of any of the Default Events – Automatic Advance Maturity indicated in Clause 6.1.2 above will result in the automatic advance maturity of the obligations arising from the Debentures and subsequent declaration, by the Fiduciary Agent, of the advance maturity of all obligations arising from the Debentures and the requirement to pay amounts owed, regardless of a call for a General Meeting of Debenture Holders or any form of notification provided to the Issuer, subject to the provisions of Clause 9 below. 6.1.5 Upon the occurrence of any of the Events of Default - Non-Automatic Early Maturity, the Fiduciary Agent must convene, within 5 (five) Business Days from the date on which it becomes aware of the event and the end of the respective cure period, as applicable, a General Meeting of Debenture Holders of each Series, at which the holders of the Debentures of each Series must deliberate on the declaration of early maturity of the obligations arising from the Debentures of each Series. 6.1.6 The General Meeting of Debenture Holders mentioned in Clause 6.1.5 above will be convened in accordance with the procedures and quorums provided in Clause 9 below, noting that the holders of the Debentures of each Series may choose to declare the obligations arising from the Debentures of each Series accelerated, through resolution of the holders of the Debentures of each Series representing at least (i) at first call, 50% (fifty percent) plus one of the Outstanding Debentures (as defined below) of the respective Series; and (ii) at second call, 50% (fifty percent) plus one of the Debentures of the respective Series present at said General Meeting of Debenture Holders convened at second call, provided that at least 30% (thirty percent) of the Outstanding Debentures of the respective Series are present at said meeting, in which case the Fiduciary Agent must declare the early maturity of all obligations arising from the Debentures of the respective Series. 6.1.7 Subject to the provisions of Clause 9.4 below, in the event of (i) non-installation due to lack of quorum, on second call, of the General Meeting of Debenture Holders of the respective Series mentioned in Clause 6.1.5 above; or (ii) the exercise of the option provided for in Clause 6.1.5 above is not approved; or (iii) the declaration of early maturity provided for in Clause 6.1.6 above is not approved, the Fiduciary Agent shall not declare the early maturity of the obligations arising from the Debentures of the respective Series. 6.1.8 Without prejudice to the foregoing, the resolutions at the General Meeting of Debenture Holders regarding changes in the wording of the Events of Default provided for in Clauses 6.1.1 and 6.1.2 above, shall comply with the rules of installation, procedures and quorums provided for in Clause 9 below, and shall be approved by votes of the holders of the Debentures of the respective Series representing at least: (i) on first call, 50% (fifty percent) Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 39 plus one of the Outstanding Debentures of the respective Series; and (ii) on second call, 50% (fifty percent) plus one of the Debentures present at said General Meeting of Debenture Holders installed on second call, provided that at least 20% (twenty percent) of the Outstanding Debentures of the respective Series are present at said meeting. In case of declaration of the early maturity of the obligations arising from the Debentures of the respective Series, in the cases provided for in Clauses 6.1.4 and 6.1.5 above, the Fiduciary Agent shall send within a period of up to one (1) Business Day notification with acknowledgment of receipt to the Issuer ("Early Maturity Notice"), with a copy to the Liquidating Bank and Bookkeeper, informing such event, so that the Issuer, within a period of up to three (3) Business Days from the date of receipt of the Early Maturity Notice, makes the payment, of the amount corresponding to the Nominal Unit Value of the Debentures of the respective Series, as the case may be, plus the Remuneration of the respective Series due until the date of actual payment, plus Late Payment Charges, if applicable, under the terms of this Indenture. 6.1.9 If payment of the totality of the Debentures provided for in Clause 6.1.7 above is made through B3, the Issuer must inform B3 of such a payment at least 3 (three) Business Days’ in advance of the date stipulated for its execution by means of correspondence together with the Fiduciary Agent. 6.1.10 Once the Debentures have matured in advance pursuant to the terms of Clause 6, the Fiduciary Agent must inform B3 immediately after advance maturity is declared. 6.1.11 With respect to the Authorized Transaction, if implemented, as provided for in the draft Drop Down Amendment and to provide clarification, the percentages provided for in Clauses 6.1.1 and 6.1.2 of this Indenture will continue to be calculated based on the Issuer's consolidated financial statements rather than the Assignee’s financial statements. 6.1.12 Investors, when subscribing or acquiring Debentures in the primary or secondary markets, respectively, will automatically and voluntarily approve the implementation of the Authorized Transaction in an unconditional and irreversible manner, regardless of the holding of a General Meeting of Debenture Holders, as well as the execution of the Drop Down Amendment, and the granting of a personal guarantee from the Issuer. 7 Additional Obligations of the Issuer 7.1 Subject to the remaining obligations provided for in this Indenture, while the outstanding balance of the Debentures is not fully paid, the Issuer further undertakes to: (i) provide the Fiduciary Agent with: (a) within a maximum of 45 (forty-five) days after the end of the first 3 (three) quarters of each fiscal year or 2 (two) Business Days after the date of the effective disclosure of the respective financial information (except for the last quarter of its fiscal year), whichever occurs first, a copy of its complete quarterly information (ITR) related to the respective Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 40 quarter, prepared in accordance with the Brazilian Corporation Law, the accounting principles generally accepted in Brazil, and the rules issued by the CVM, accompanied by the management report and the opinion of the independent auditors with a valid registration with the CVM. The Issuer authorizes such quarterly information to be made available on the Fiduciary Agent’s website; (b) within a maximum of 90 (ninety) days after the end of each fiscal year, throughout the term of this Indenture (1) a copy of the complete and audited financial statements of the Issuer relating to the respective fiscal year, prepared in accordance with the Corporations Law, generally accepted accounting principles in Brazil, and the rules issued by the CVM, accompanied by the management report and the opinion of independent auditors with valid registration with the CVM. The Issuer authorizes such financial statements to be made available on the Fiduciary Agent’s website; and (2) a declaration, signed by a legal representative of the Issuer, with powers to do so in accordance with its bylaws, attesting: (I) that the provisions contained in this Indenture remain valid; (II) the non-occurrence of any Event of Default and the absence of breach of obligations by the Issuer to the Debenture Holders; (III) that the assets and properties of the Issuer were properly insured; and (IV) that no acts were performed in disagreement with the bylaws; (c) any information that may be requested by the Fiduciary Agent, within five (5) Business Days of receiving the request. This period may be extended for successive periods if the Issuer proves that it is not possible to make the information available within the established period; (d) the Issuer’s organizational chart, its financial data and corporate acts necessary to prepare the annual report, as provided for in CVM Resolution No. 17, of February 9, 2021, as amended ("CVM Resolution 17"), which may be requested by the Fiduciary Agent, within 30 (thirty) days prior to the end of the period for completing the annual report. It is hereby established that organizational charts of the Issuer’s corporate group must also contain the parent companies, as applicable, subsidiaries, affiliates, and members of the Issuer’s economic group and be prepared at the end of each fiscal year; (e) within up to 3 (three) Business Days after its publication, notice of the call for any general meeting, with the date of its completion and the agenda and, as soon as available, copies of all minutes of general meetings, board of directors meetings, board of officers meetings and fiscal council meetings that in any way involve the interests of the Debenture Holders, subject to the duty of confidentiality, if necessary; (f) within up to 1 (one) Business Day from the date they are issued, notices to the Debenture Holders; (g) within three (3) Business Days from the date of acknowledgment or receipt, as the case may be, (1) information regarding the occurrence of Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 41 any Event of Default; or (2) sending a copy of any correspondence or notice, judicial or extrajudicial, received by the Issuer related to the Debentures and/or an Event of Default; and (h) 1 (one) original copy, with the attendance list, and one electronic copy (in a ..pdf file) with the proper digital seal from JUCERJA of the acts and meetings of the Debenture Holders that are part of the Issue. (ii) inform the Fiduciary Agent, within up to 2 (two) Business Days from the date of its occurrence, of any change in the financial, economic, commercial, operational, regulatory or corporate conditions or in the business of the Issuer, as well as any events or situations that may cause a Material Adverse Effect, including legal actions or administrative proceedings that: (a) may negatively affect, prevent or justifiably hinder the fulfillment by the Issuer of its obligations arising from this Indenture and the Debentures; or (b) cause the financial statements of the Issuer or its quarterly financial information to no longer reflect the true financial condition of the Issuer; (iii) inform the Fiduciary Agent, within up to 5 (five) Business Days from the respective receipt, about any assessments by governmental bodies, of a fiscal, environmental, regulatory, or antitrust nature, among others, in relation to the Issuer, imposing sanctions or penalties that result or may result in a Material Adverse Effect; (iv) pursuant to applicable regulations, maintain, under its custody, for 5 (five) years, or for a longer period if requested by the CVM, all documents and information related to the Offering; (v) comply with all obligations provided in CVM Resolution 160 applicable to this Offering, including the provisions of its article 11 et seq., as applicable to it; (vi) up until the announcement of the closing of the Offer and subject to the provisions of articles 11 and 12 of CVM Resolution 160, refrain from (a) publicizing the Offer, including through related declarations, except to the extent strictly necessary to complete the Offer and inform recipients about the reserved nature of the information transmitted; and (b) using the information regarding the Offer, Issuer, Issue and Debentures, except for purposes strictly related to preparation of the Offer; (vii) refrain from trading securities of its issue of the same type as the Debentures, referenced therein, convertible or exchangeable until the disclosure of the closing announcement, except in the circumstances provided in paragraph 2 of article 54 of CVM Resolution 160; (viii) maintain its registration as a publicly-held company with the CVM, as required by CVM Resolution 80; (ix) contract and maintain service providers for the obligations set forth in this Indenture, at their expense, throughout the term of the Debentures, subject to the terms of this Indenture, including: Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 42 (a) the Liquidating Bank and Bookkeeper; (b) the Fiduciary Agent; (c) the Risk Rating Agency; and (d) the Debentures’ trading systems implemented on the B3 secondary market; (x) maintain updated and in order the corporate books and records of the Issuer; (xi) maintain in proper operation a body to serve, efficiently, the Debenture Holders or engage financial institutions authorized to provide such service; (xii) maintain its accounting and management information systems, as well as its accounting books and other records updated and in accordance with generally accepted accounting principles in Brazil and in a manner that faithfully and adequately reflects its financial situation and the results of its operations; (xiii) proceed with proper disclosure of economic-financial data, as required by the Corporations Law, promoting the publication of its financial statements, as required by legislation and regulations in force; (xiv) comply with all determinations of the CVM and B3, with the submission of documents and, further, providing the information requested; (xv) submit the Fiduciary Agent’s annual report within the CVM's periodic information system, as well as disclose the report in accordance with Clause 4.20 above within up to 1 (one) Business Day of its receipt; (xvi) bear all costs arising from: (a) the distribution of the Debentures, including all costs related to their deposit with B3; (b) the registration and publication of the acts necessary for the Issue, such as the minutes of the Issuer’s RCA; and (c) registration of the Offer with CVM and ANBIMA; (xvii) effect the collection of any taxes or contributions that are levied or may be levied on the Issue and that are the responsibility of the Issuer; (xviii) maintain current status with respect to all taxes or contributions owed to the Federal, State or Municipal Tax Authorities, as well as with respect to contributions owed to the National Social Security Institute (INSS) and Time of Service Guarantee Fund (FGTS), except with respect to those payments that are being or that come to be challenged in good faith or contested by the Issuer in the judicial or administrative sphere and that have their enforceability and/or effects suspended by judicial or administrative decision within 30 (thirty) days from the date of said default by the Issuer, or those whose non-compliance does not result in a Material Adverse Effect; (xix) obtain, maintain and keep in force (and, where appropriate, renew in a timely manner), until the settlement of all obligations of this Indenture, all authorizations, approvals, licenses, permits, permits, including environmental, as well as their renewals, necessary for the performance of the Issuer’s activities, except for (a) those authorizations, licenses and/or permits, permits that are in a timely process of obtaining, renewing or whose applicability is being questioned in good faith or challenged by the Issuer in the judicial or administrative sphere and that have their enforceability and/or Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 43 effects suspended by judicial or administrative decision within a period of 60 (sixty) days, counted from the date of non-obtaining or non-renewal of authorizations, licenses, permits and/or permits; or (b) those authorizations, licenses and/or permits, permits whose loss or non-obtaining does not result in a Material Adverse Effect; (xx) call a General Meeting of Debenture Holders to resolve upon any of the matters related to this Issue if the Fiduciary Agent is required to act under the terms of this Indenture, but does not take action, pursuant to Clause 9 of this Indenture; (xxi) attend General Meetings of Debenture Holders whenever requested; (xxii) maintain, conserve and preserve in good condition all assets of the Issuer, including, but not limited to, all its movable and immovable properties, necessary for the achievement of its corporate purposes; (xxiii) in the event that the legality or enforceability of any of the relevant provisions of this Indenture and other related instruments in the context of this Issue is challenged in court by any person, and such judicial challenge may affect the Issuer’s ability to fulfill its obligations provided in the instruments mentioned above, inform the Fiduciary Agent of said challenge within up to 5 (five) Business Days from becoming aware of it, without prejudice to the possible occurrence of one of the Events of Default; (xxiv) if the Issuer is summoned in an action that has as its objective the declaration of total or partial invalidity or ineffectiveness of this Indenture, take all necessary measures to contest such action within the legal deadline, as well as notify the Fiduciary Agent about such action within up to 2 (two) Business Days from becoming aware of it; (xxv) not carry out operations outside its corporate purpose or in disagreement with its corporate purpose, subject to statutory, legal and regulatory provisions in force; (xxvi) use the funds received from the payment of the Debentures in accordance with the terms of this Indenture; (xxvii) contract and maintain a Risk Rating Agency, at their expense, to prepare the Issue’s risk rating. The Issuer must also: (a) require that the Risk Rating Agency update the risk rating annually, counted from the date the first report is published up until the Maturity Date; and (b) annually disclose and allow the Risk Rating Agency to widely disclose reports on such a risk rating on the market; (xxviii) without prejudice to the provisions of item "(xxvii)" above, keep updated and available at its website, the Issue risk rating report; (xxix) subject to the provisions of item "(XXX)" below, comply with and cause its subsidiaries, its officers, administrators and board members, acting at the behest of or in favor of the Issuer, in any form, to comply, during the term of the Debentures: (a) with the provisions of the National Environmental Policy, CONAMA – National Environmental Council Resolutions and other Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 44 supplementary environmental laws and regulations, adopting preventive or remedial measures and actions, aimed at avoiding and correcting any environmental damage, as well as proceeding with all due diligence required for the type of activity in question, preserving the environment and taking into account the determinations of municipal, state and federal agencies that may legislate or regulate the environmental standards in force; and (b) labor laws and regulations, especially those related to people with disabilities, occupational health and safety, except (1) alleged breaches questioned in good faith in the judicial and/or administrative spheres; or (2) those that do not cause a Material Adverse Effect; (xxx) comply with and ensure that its subsidiaries, its directors, officers and board members, who act on behalf of or in favor of the Issuer, in any manner, comply with, during the term of the Debentures, socio-environmental legislation relating to nonincentive of prostitution, and the use of child labor and/or labor in conditions analogous to slavery or, further, those related to the rights of indigenous peoples, in particular, but not limited to, the right to areas of indigenous occupation, as declared by the competent authority; (xxxi) remain absent from the National Registry of Ineligible and Suspended Companies – CEIS and/or in the National Registry of Sanctioned Companies – CNEP; (xxxii) notify the Fiduciary Agent in cases in which any the Issuer or any of its subsidiaries or the Issuer’s respective managers are involved in an investigation, inquiry, lawsuit and/or judicial or administrative proceedings conducted by a national or foreign administrative or judicial authority related to the practice of acts or crimes against the economic, tax or financial system, capital markets or national or foreign governments, the laundering or concealment of assets, receivables and amounts, terrorism or the financing of terrorism provided for in the applicable national and/or foreign legislation, within (a) five (5) Business Days or(b) five (5) Business Days of the date on which they are made aware of such an occurrence, respectively. In such cases, the Issuer must not be subject to secrecy or a court gag order, and must, when requested by the Fiduciary Agent and whenever available, provide a copy of any decisions rendered and any judicial or out of court agreements entered into under the abovementioned procedures, as well as detailed information on the measures adopted in response to such procedures; (xxxiii) refrain from offering, promising, giving, authorizing, requesting or directly or indirectly accepting any undue advantage, whether pecuniary or of any other nature, in any way related to the purpose of the Issue, as well as practicing harmful acts, infractions or crimes against the economic, tax or financial system, the capital market or national or foreign governments, the "laundering" or concealment of assets, receivables and amounts, terrorism or financing of terrorism, provided for in applicable national and/or foreign legislation, and maintain internal policies and/or procedures aimed at compliance with such rules, including on the part of administrators and employees; (xxxiv) observe, comply with and/or enforce, by itself and through its subsidiaries and administrators acting on behalf of and for the benefit of the Issuer, any and all laws, regulations and policies dealing with corruption, crimes against the economic or tax order, the "laundering" or concealment of assets, rights and values, or against the National Financial System, the capital markets or the national or foreign public administration, as well as the determinations and rules issued by any national or Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 45 foreign body or entity to which it is subject by legal or contractual obligation, whose purpose is to curb or prevent terrorism or the financing of terrorism, as provided for in applicable national and/or foreign legislation; including, without limitation, unlawful acts that may give rise to administrative, civil or criminal liability under the terms of Laws No. 6.385, of December 7, 1976, No. 7.492, of June 16, 1986, No. 8.137, of December 27, 1990, No. 8.429, of June 2, 1992, No. 14.133, of April 1, 2021 (or other public administration bidding and contracting rules), No. 9.613, of March 3, 1998, No. 12.529, of November 30, 2011, No. 12.846, of August 1, 2013, Decree- Law No. 2.848, of 1940, Decree No. 11.129, of July 11, 2022, the U.S. Foreign Corrupt Practices Act of 1977, and the UK Bribery Act, as applicable to the Issuer ("Anti-Corruption Laws"), and must: (a) adopt internal policies and procedures that ensure full compliance with the above laws, including by its employees and affiliates; (b) give full knowledge of such rules to all its professionals prior to the beginning of their performance within the scope of the Offer; and (c) refrain from committing acts of corruption and acting in a manner detrimental to the public administration, national or foreign; (xxxv) remain in good standing with respect to this Indenture; (xxxvi) request that the Risk Rating Agency, within five (5) Business Days from the date of completion of any Original Acquisition of Control, update the Issuer’s risk classification report for the purposes of the Redemption Obligation provided for in Clause 5.6 above (“ Rating Report – Acquisition of Control”). The Issuer in such cases must: (a) deliver an electronic copy of the updated report (in .pdf format) to the Fiduciary Agent within up to 5 (five) Business Days of its receipt by the Issuer; and (b) widely disclose to the market said reports with the summaries of risk classifications under the terms of the applicable regulations; and (xxxvii) comply with all its obligations related to CVM Resolution 160. 8 Fiduciary Agent 8.1 The Issuer appoints and constitutes as Fiduciary Agent of the Issue, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, qualified in the preamble of this Indenture, which hereby accepts the appointment to, under the terms of the law and this Indenture, represent the community of Debenture Holders before the Issuer. 8.2 The Fiduciary Agent appointed under this Indenture, hereby declares under penalty of law that: (i) they understand and accept the function for which they were appointed, fully assuming the duties and responsibilities provided in specific legislation and in this Indenture; Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 46 (ii) they are duly authorized to execute this Indenture and to comply with the obligations provided for herein, all legal requirements and those provided in the respective constitutive instruments having been satisfied, necessary for such purpose; (iii) the execution of this Indenture and the fulfillment of their obligations provided herein do not violate any obligation previously assumed by the Fiduciary Agent; (iv) they are not subject to any legal impediments to performing the function conferred therein according to article 66, paragraph 3, of the Brazilian Corporations Act and article 6 of CVM Resolution 17; (v) it is not in any of the conflict of interest situations provided in CVM Resolution 17; (vi) it has no connection with the Issuer that prevents it from exercising its functions; (vii) it verified, upon accepting the function, the truthfulness regarding the guarantee and the consistency of other information contained in this Indenture, diligently ensuring that omissions, failures or defects of which it had knowledge were remedied; (viii) the legal representatives who sign this Indenture hold statutory and/or delegated powers to assume, on their behalf, the obligations established herein and, acting in the capacity of attorney-in-fact, hold powers that were legitimately granted. The Fiduciary Agent also hereby declares that their respective powers of attorney remain in full force; (ix) this Indenture contains valid and binding obligations upon the Fiduciary Agent that are enforceable according to its terms and conditions; (x) it is aware of the regulations applicable to the Debentures and the Issue, issued by the CVM, BACEN and other competent authorities and bodies; (xi) as required by article 6, paragraph 2, of CVM Resolution 17, based on the organization chart sent by the Issuer, they will perform the function of fiduciary agent or note fiduciary agent, depending on the specific case, to issue securities from the Issuer, an affiliated, controlled, controlling company or member of the same economic group listed in Annex II. 8.3 The Fiduciary Agent will exercise its function starting on the date this Indenture is executed and must continue to exercise its functions up until the Maturity Date, or until its effective replacement or, if obligations of the Issuer under this Indenture remain unfulfilled after the Maturity Date, up until the Issuer’s obligations under this Indenture are fully complied with in full. 8.4 The Issuer shall owe the Fiduciary Agent, as fees for the duties and attributions incumbent upon it, under the terms of the applicable laws and regulations and this Indenture and the legislation in force, corresponding to: (i) annual installments in the amount of R$8,500.00 (eight thousand five hundred reais), the first installment being due until the 5th (fifth) business day after the date of signature of the Indenture and the remaining installments on the same date in subsequent years (“Fiduciary Agent’s Remuneration”). Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 47 8.5 The first installment of fees will be due even if the Transaction is discontinued, by way of structuring and implementation, and the payment must be made within the 5th (fifth) business day from the notification of the cancellation of the transaction. 8.6 In the event of default in the payment of the Debentures, need for foreclosure of guarantees or performance and/or defense in judicial and/or extrajudicial measures as representative of the investors, verification of the guarantee ratio, request for simulation of early redemption calculation or simulations of a similar nature, restructuring of the conditions of the Debentures and/or participation in meetings or telephone conferences, during the issue, including, but not limited to, the holding of a General Meeting of Debenture Holders, procedures for the execution of guarantees or execution of amendments or legal instruments related to the issue, an additional remuneration equivalent to R$800.00 (eight hundred reais) per man-hour dedicated to the activities related to the issue, to be paid within 5 (five) Business Days after the delivery, by the Fiduciary Agent, to the Issuer of the hours report. For the purpose of the concept of the General Meeting of Debenture Holders, all activities related to the meeting are included and not only the analysis of the draft and in-person or virtual participation in said General Meeting of Debenture Holders. Thus, these activities include, without limitation, (i) analysis of the notice; (ii) participation in calls or meetings; (iii) quorum conference prior to the meeting; (iv) proxy conference prior to the meeting; and (v) amendments and contracts arising from the meeting. For clarification purposes: (A) "hours report" is the material to be sent by the Fiduciary Agent indicating the task performed (for example, analysis of a certain document or participation in a meeting), the Fiduciary Agent’s employee, the time spent in the function and the amount related to time and (B) "restructuring" is any and all changes in the initial provisions established in the issue documents. 8.7 The remuneration will be due even after the final maturity of the Debentures, if Pentágono is still performing activities inherent to its function in relation to the Offer. 8.8 The installments mentioned in the items above will be adjusted by the accumulated positive variation of the IPCA, or in the absence of it, or even in the impossibility of its use, by the index that replaces it, from the date of the first payment, until the following payment dates. 8.9 The installments referred to above will be increased by the following taxes: ISS (Tax on Services of Any Nature), Pis (Contribution to the Social Integration Program), COFINS (Contribution to the Financing of Social Security), CSLL (Social Contribution on Net Income), IRRF (Withholding Income Tax) and any other taxes that may be levied on the Remuneration of the Fiduciary Agent, as the case may be, at the rates in force on the dates of each payment. 8.10 The services from the Fiduciary Agent provided for in this Indenture are described in CVM Resolution 17 and the Corporations Act. 8.11 There will be no refund of amounts already received by the Fiduciary Agent, unless the amount has been paid incorrectly. 8.12 The Fiduciary Agent will not advance funds for payment of expenses arising from the Issue. It is hereby established that such funds will consistently be owed and advanced by the Issuer or the Debenture Holders, depending on the specific case. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 48 8.13 Any additional obligations assigned to the Fiduciary Agent, provided they approved of such assignment, and/or changes in the characteristics of the Issue, will allow the Fiduciary Agent to revise the fees proposed herein. 8.14 In case of late payment of any amount due, the overdue debts will be subject to a contractual fine of 2% (two percent) on the amount of the debt, and the amount of the overdue debt will be subject to monetary restatement by the IPCA, levied from the date of default until the date of actual payment, calculated pro rata die. 8.15 The remuneration does not include expenses considered necessary for the exercise of the function of fiduciary agent during the implementation and validity of the service, which will be covered by the Issuer, upon payment of the respective charges accompanied by the respective receipts, issued directly in the name of the Issuer or upon reimbursement, after, whenever possible, prior approval, namely: publications in general, notifications, extraction of certificates, notary expenses, photocopies, scans, sending of documents, travel, meals and accommodations, expenses with specialists, such as audit and/or inspection, among others, or legal advice to Debenture Holders. 8.16 All expenses arising from legal proceedings, including those of an administrative nature, that the Fiduciary Agent may incur to protect the interests of the Debenture Holders must be, whenever possible, previously approved and advanced by the Debenture Holders and, subsequently reimbursed by the Issuer, as provided for by law. The expenses to be advanced by the Debenture Holders shall correspond to deposits, court costs and fees incurred during proceedings filed by the Fiduciary Agent, as a representative of the Debenture Holders. Attorney’s fees for costs incurred during proceedings will be the equal responsibility of the Debenture Holders, in addition to the Fiduciary Agent’s remuneration in the event that the Issuer remains in default with respect to payment for a period exceeding 30 (thirty) days. The Fiduciary Agent in such cases may request a guarantee from the Debenture Holders to cover the risk of costs. 8.16.1 Any additional obligations assigned to the Fiduciary Agent and changes in the ordinary characteristics of the Issue will allow them to revise the Fiduciary Agent’s Remuneration, provided that such an act is carried out through mutual agreement with the Issuer. 8.17 In addition to the remaining provisions provided for by law, regulatory acts from the CVM or this Indenture, the duties and responsibilities of the Fiduciary Agent include: (i) exercise its activities with good faith, transparency and loyalty towards the Debenture Holders; (ii) protect the rights and interests of the Debenture Holders, employing, in the exercise of the function, the care and diligence that every active and honest person customarily employs in the administration of their own assets; (iii) resign from the function in the event of supervening conflicts of interest or any other form of unsuitability and immediately convene a General Meeting of Debenture Holders to resolve on its replacement; (iv) be fully responsible for the contracted services, pursuant to current legislation; (v) keep in good custody all documentation relating to the exercise of its functions; Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 49 (vi) verify, at the time of accepting the function, the veracity of information relating to guarantees, and the consistency of other information contained in this Indenture, taking steps to ensure that omissions, failures or defects of which it has knowledge are remedied; (vii) arrange with the Issuer, so that the Indenture and its amendments are registered with the competent bodies, in cases where such registration is required by law, adopting, in the event of the Issuer’s omission, the measures that may be provided for by law; (viii) monitor the provision of periodic information by the Issuer and alert the Debenture Holders, in the annual report referred to in item "(xix)" below, of any inconsistencies or omissions of which it has knowledge; (ix) provide an opinion on the sufficiency of information provided in proposals for modifications to the conditions of the Debentures; (x) verify the regularity of the constitution of real, floating and personal guarantees, as well as the value of assets given as guarantee, observing the maintenance of their sufficiency and enforceability pursuant to the provisions established in this Indenture, if applicable; (xi) use information obtained by reason of its participation in the Offer exclusively for the purposes for which it has been contracted; (xii) request, when it deems necessary for the faithful performance of its functions, updated certificates from civil distributors, Public Treasury Courts, Protest Offices, Labor Courts, Public Treasury Attorney’s Office, of the locality where the asset given as guarantee is located or the domicile or headquarters of the Issuer; (xiii) request, when it considers necessary, an external audit of the Issuer; (xiv) convene, when necessary, the General Meeting of Debenture Holders in accordance with article 10 of CVM Resolution 17; (xv) attend the General Meeting of Debenture Holders in order to provide the information requested of it; (xvi) keep the list of Debenture Holders and their addresses up to date, upon a request for information being made by the Issuer, the Bookkeeper, B3 and, for the purposes of complying with the provisions of this item, the Issuer and the Debenture Holders, once they subscribe, pay in, or acquire the Debentures, expressly authorize B3, the Bookkeeper to comply with any requests made by the Fiduciary Agent, including regarding the disclosure of ownership of the Debentures, at any time; (xvii) monitor compliance with the clauses contained in this Indenture and all those imposing obligations to do and not to do; (xviii) communicate to the Debenture Holders regarding any default, by the Issuer, of financial obligations assumed in this Indenture, including the obligations related to the guarantees and the clauses intended to protect the interest of the Debenture Holders and that establish conditions that must not be breached Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 50 by the Issuer, indicating the consequences for the Debenture Holders and the measures it intends to take regarding the matter, observing the term provided for in article 16, item II, of CVM Resolution 17; (xix) prepare an annual report intended for the Debenture Holders, pursuant to subparagraph (b) of paragraph 1 of article 68 of the Corporations Law and article 15 of CVM Resolution 17, relating to the Issuer’s fiscal years, which must contain at least the following information: (a) compliance by the Issuer with its periodic information disclosure obligations, indicating inconsistencies or omissions of which it has knowledge; (b) amendments to the bylaws occurring in the period with material effects for the Debenture Holders; (c) comments on the economic and financial indicators and its capital structure related to clauses intended to protect the interest of the Debenture Holders and that establish conditions that must not be breached by the Issuer; (d) quantity of Debentures issued, quantity of Debentures in Circulation and balance cancelled in the period; (e) redemption, amortization, renegotiation and payment of interest on the Debentures carried out in the period; (f) constitution and applications of the Debentures amortization fund, when applicable; (g) allocation of funds raised through the issue of the Debentures, according to information provided by the Issuer; (h) list of assets and amounts delivered to the Fiduciary Agent’s management; (i) compliance with other obligations assumed by the Issuer in this Indenture; (j) existence of other securities issues, public or private, made by the Issuer, by an affiliated, controlled, controlling company or member of the same group as the Issuer in which it has acted as a fiduciary agent during the same fiscal year, as well as the following data regarding such issues: (I) name of the offering company; (II) issue amount; (III) quantity of securities issued; (IV) type and guarantees involved; (V) maturity and interest rate; and (VI) payment default during the period. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 51 (k) declaration regarding a lack of a conflict of interest that prevents the Fiduciary Agent from continuing to exercise their function. (xx) disclose the information referred to in subparagraph "(j)" of item "(xix)" above on its page on the worldwide computer network as soon as it becomes aware of it; (xxi) make available the report referred to in item "(xix)" above to the Debenture Holders by April 30 of each year, from the end of the fiscal year. The report shall be made available on the Fiduciary Agent’s website; (xxii) send to the Debenture Holders its opinion on the sufficiency of information contained in any proposals for modifications to the conditions of the Debentures; (xxiii) make calculations of the debit balance for Debentures available to Debenture Holders and other market participants at their client services center and/or website; and (xxiv) monitor, through the Cetip – NoMe system, administered and operated by B3 on each payment date, the payment of amounts due, as stipulated in this Indenture. 8.18 The Fiduciary Agent shall not be obligated to verify the veracity of corporate resolutions and acts from the Issuer’s management or any document or record that it considers authentic, except for the proper constitution of such documents, as provided for in CVM Resolution 17 or that have been sent by the Issuer or by third parties at its request in order to make informed decisions. It shall not, under any circumstances, be responsible for the preparation of these documents, which shall remain under the legal and regulatory obligation of the Issuer, pursuant to applicable legislation. 8.19 Acts or manifestations from the Fiduciary Agent that create liability for the Debenture Holders and/or exonerate third parties from obligations before the Fiduciary Agent, as well as those related to the due fulfillment of obligations assumed in this Indenture, shall only be valid when previously resolved upon by the Debenture Holders gathered at a General Meeting of Debenture Holders, subject to the quorums described in Clause 9. 8.20 The Fiduciary Agent will not make any judgment on the guidance on any fact of the issue that is within the competence of definition by the investors, committing itself only to act in accordance with the instructions transmitted to it by the investors. In this sense, the Fiduciary Agent has no responsibility for the result or for the legal effects resulting from the strict compliance with the investor guidelines transmitted to it as defined by the investors and reproduced before the Issuer, regardless of any losses that may be caused as a result of this to the investors or the Issuer. The Fiduciary Agent’s actions are limited to the scope of CVM Resolution 17 and the applicable articles of the Corporations Act, and they shall be exempt, in any form or pretext, from any additional liability that has not arisen from applicable legislation. 8.21 In the event of temporary impediments, resignation, liquidation, intervention, extrajudicial liquidation or any other case of vacancy in the function of fiduciary agent of the Issue, a General Meeting of Debenture Holders will be held within a maximum period of 30 (thirty) calendar days from the event that determines it, for the choice of the new fiduciary agent of the Issue, which may be called by the Fiduciary Agent to be replaced, Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 52 by the Issuer, by Debenture Holders representing at least 10% (ten percent) of the Outstanding Debentures, or by CVM. If a call of meeting is not issued up to 15 (fifteen) calendar days before the end of the above-mentioned period, it shall be the Issuer’s responsibility to issue a call of meeting. It is hereby understood that the CVM may appoint a provisional substitute while the process of choosing a new fiduciary agent for the Issue is underway. Replacements of the Fiduciary Agent shall not result in remuneration being provided to the new Fiduciary Agent that exceeds the amount agreed upon herein. 8.22 If the Fiduciary Agent is not able to continue exercising their functions due to circumstances arising after this Indenture, they must immediately notify the Issuer and Debenture Holders by convening a General Meeting of Debenture Holders, requesting their substitution. 8.23 The Debenture Holders are entitled, after the closing of the period for subscription and integration of the totality of the Debentures, to proceed with the substitution of the Fiduciary Agent and the appointment of its substitute, at a General Meeting of Debenture Holders specially convened for this purpose. 8.23.1 If the Fiduciary Agent is effectively replaced, this substitute will receive the same remuneration paid to the Fiduciary Agent under all terms and conditions, and the first annual installment due to the substitute will be calculated on a prorated basis, counted from the date they begin to exercise the function of Issue fiduciary agent. This remuneration may be altered by mutual agreement between the Issuer and the substitute fiduciary agent, provided it is previously approved by the General Meeting of Debenture Holders. 8.23.2 In any event, notice of the replacement of the Fiduciary Agent must be provided to the CVM and must meet the requirements provided for in CVM Resolution 17 and any subsequent applicable regulations. 8.23.3 The replacement of the Fiduciary Agent on a permanent basis shall be subject to an amendment to the Indenture. 8.23.4 The replacement Fiduciary Agent must inform the Debenture Holders of their having replaced their predecessor immediately after being appointed in the form of a notice pursuant to Clause 4.20 above. 8.23.5 The substitute fiduciary agent shall exercise their function from the date on which the corresponding amendment to the Indenture is executed, including the start date, up until their effective substitution or until all obligations included in this Indenture are fulfilled. 8.23.6 The rules and precepts promulgated through acts from the CVM in this regard apply to cases in which the Fiduciary Agent is replaced. 9 General Meeting of Debenture Holders 9.1 General Provisions 9.1.1 The Debenture Holders of each Series may, at any time, in accordance with the provisions of article 71 of the Corporations Law, meet in a general meeting of the respective Series, in order to deliberate on matters of interest to the Debenture Holders of the respective Series collectively ("General Meeting of Debenture Holders"). Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 53 9.1.2 Every General Meeting of Debenture Holders shall be held separately for each Series. 9.2 Notice of meeting 9.2.1 The General Meetings of Debenture Holders may be called by the Fiduciary Agent, by the Issuer, by Debenture Holders holding at least 10% (ten percent) of the Outstanding Debentures (as defined below) of the respective Series, as the case may be, or by the CVM. 9.2.2 The convocation of the General Meetings of Debenture Holders shall be made by means of a notice published at least 3 (three) times in the press organs indicated in Clause 4.20 above, subject to other rules related to the publication of notice of convocation of general meetings contained in the Corporations Law, applicable regulation and this Indenture, with convocation being waived in the case of the totality of the Debenture Holders of the respective Series. 9.2.3 The provisions of the Corporations Act regarding general meetings of shareholders shall apply to the General Meeting of Debenture Holders, as applicable. 9.2.4 The General Meetings of Debenture Holders must be convened, at first call, with the applicable minimum advance notice, counted from the publication of the first notice, pursuant to the Corporations Law. Should the General Meeting of Debenture Holders not be convened at first call, the convocation for holding a General Meeting of Debenture Holders at second call must be made with the applicable minimum advance notice, pursuant to the Corporations Law. 9.2.5 Regardless of the formalities provided for in applicable legislation and in this Indenture for convocation, a General Meeting of Debenture Holders attended by the holders of all the Debentures in Circulation of the respective Series shall be considered regular. 9.2.6 Resolutions adopted by the Debenture Holders, within the scope of their legal competence, subject to the quorums established in this Indenture, shall be existing, valid and effective before the Issuer and shall bind all Debenture Holders of the respective Series, as applicable, regardless of whether they attended the General Meeting of Debenture Holders of the respective Series or the vote cast at the respective General Meeting of Debenture Holders. 9.2.7 For the purpose of the constitution of any and all quorums for the installation or resolution of the General Meetings of Debenture Holders provided for in this Indenture, the following are considered "First Series Debentures in Circulation", "Second Series Debentures in Circulation", or, jointly, "Outstanding Debentures" all Debentures subscribed, excluding: (i) those held in treasury by the Issuer; and (ii) those held by (a) companies of the same Economic Group as the Issuer; (b) controlling shareholders of the Issuer; (c) administrators of the Issuer, including their respective officers and directors, (d) fiscal councilors, if applicable; and/or (e) spouse, partner or relative up to the third (3rd) degree of any of the persons referred to in the preceding paragraphs. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 54 9.3 Quorum for Installation 9.3.1 Pursuant to article 71, third paragraph, of the Corporations Law, the General Meetings of Debenture Holders shall be convened (i) at first call, with the presence of holders of Debentures of the respective Series representing at least 50% (fifty percent) plus one of the Debentures in Circulation of the respective Series; and (ii) at second call, with any quorum. 9.4 Quorum for Deliberation 9.4.1 In the deliberations of the General Meetings of Debenture Holders of the respective Series, each Debenture in Circulation shall be entitled to one vote, with the appointment of an agent, whether a Debenture Holder or not, being permitted. Except as provided in Clause 9.4.2 below, or by other quorums expressly provided in other clauses of this Indenture, the matters to be resolved must be approved, including in cases of granting a temporary waiver, by the holders of the Debentures of the respective Series representing at least (i) at first call, 50% (fifty percent) plus one of the Debentures of the respective Series present at said General Meeting of Debenture Holders; and (ii) at second call, 50% (fifty percent) plus one of the Debentures of the respective Series present at said General Meeting of Debenture Holders, provided that at least 20% (twenty percent) of the Outstanding Debentures of the respective Series are present at said meeting, and any amendments to the documents related to the Offering, as a result of said resolution, will be made based on the quorums established in this item. 9.4.2 The modification related to the characteristics and conditions of the Debentures of the respective Series that implies a change or (i) Remuneration of the Debentures of the respective Series, as the case may be and applicable; (ii) Payment Dates of the Remuneration of the respective Series or any amounts provided for in this Indenture; (iii) Maturity Date or term of validity of the Debentures of the respective Series; (iv) amounts and amortization dates of the principal of the Debentures of the respective Series; (v) Nominal Unit Value; (vi) conditions for the Optional Acquisition; (vii) inclusion or change of conditions for optional early redemption, redemption offer or extraordinary amortization; (viii) creation of any renegotiation event; may only be approved by the General Meeting of Debenture Holders upon favorable resolution of Debenture Holders, in any call, by the holders of the Debentures of the respective Series that represent at least 75% (seventy-five percent) of the Outstanding Debentures of the respective Series, except for the changes referred to in Clause 9.4.1 above. 9.4.3 Should the Issuer, for any reason, request from the Debenture Holders of the respective Series, before its occurrence, the granting of a prior waiver or prior temporary waiver (prior waiver), for the Events of Default provided for in Clauses 6.1.1 and 6.1.2 of this Indenture, such request must be approved at a General Meeting of Debenture Holders of the respective Series, in accordance with the quorums established in Clause 9.4.1 above. 9.4.4 The presence of legal representatives of the Issuer will be mandatory at the General Meetings of Debenture Holders called by the Issuer, as well as at the meetings Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 55 called by the Debenture Holders or the Fiduciary Agent, the presence of the Issuer’s legal representatives will be optional, unless requested by the Debenture Holders or the Fiduciary Agent, as the case may be, in which case it will be mandatory. 9.4.5 The Fiduciary Agent must attend General Meetings of Debenture Holders to provide the Debenture Holders with the information they have requested. 9.4.6 The presence at the General Meeting of Debenture Holders of any persons who are not a Party to this Indenture or who do not prove their status as Debenture Holder of the respective Series, through prior presentation of proper identification documents, corporate documents and powers of attorney, shall not be permitted. 9.5 Presiding Panel 9.5.1 Representatives of the Debenture Holders elected by the Debenture Holders present (for this purpose, the representative of the Fiduciary Agent present at any General Meeting of Debenture Holders may be elected), or parties designated by the CVM shall be responsible for acting as chair and secretary at General Meetings of Debenture Holders. 10 Representations of the Issuer 10.1 The Issuer represents and warrants to the Fiduciary Agent, on the date of execution of this Indenture, that: (i) the Issuer is a publicly-held corporation, with valid existence and in regular standing, under the laws of the Federative Republic of Brazil; (ii) it was duly incorporated in accordance with the laws of its jurisdiction, with full powers and authority to own, lease and operate its properties and to conduct its business; (iii) is duly authorized by the competent corporate bodies to enter into this Indenture, issue Debentures and to comply with its obligations provided for in this Indenture and in the remaining documents related to the Issue. Additionally, all legal and statutory requirements necessary for this purpose have been met; (iv) the legal representatives who execute this Indenture and the Distribution Agreement have or will have, as applicable, on the respective execution dates, statutory and/or delegated powers to assume, in its name, the obligations now established herein and, as attorneys-in-fact hold powers that were legitimately granted and the respective powers of attorney remain in full force and effect; (v) the obligations assumed under this Indenture and in remaining documents comprising the Issue and the Offer constitute legally valid and binding obligations of the Issuer that are enforceable in accordance with its terms and conditions and constituting an instrument enforceable out of court under the terms of article 784 of Federal Law No. 13.105, of March 16, 2015, as amended (“Code of Civil Procedure”); (vi) the execution of this Indenture, the Distribution Agreement and the other documents of the Issue and the Offer and the fulfillment of the obligations provided for in such instruments, do not violate any legal provision, order, sentence Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 56 or administrative, judicial or arbitral decision affecting the Issuer or any of its assets or properties; (b) contract or instrument to which the Issuer and/or its subsidiaries are parties; or (c) obligation previously assumed by the Issuer, nor will they result in: (1) advance maturity of any obligation established in any of these contracts or instruments; (2) termination of any of these contracts or instruments; or (3) creation of any encumbrance on any asset of the Issuer and/or its subsidiaries; (vii) except for the information contained in its Reference Form, prepared pursuant to CVM Resolution 80, and made available on CVM’s website on the world wide web (“Reference Form”), the Issuer holds all valid permits, registrations, authorizations, and licenses (including of a civil, environmental and regulatory nature) required by federal, state and municipal authorities necessary for the exercise of its activities; (viii) with respect to the Issuer and its Relevant Subsidiaries, have all authorizations, permits, permissions and licenses (including environmental) required by federal, state and municipal authorities that are necessary for the regular fulfillment of the object of the concession agreements entered into by the Issuer and/or its Relevant Subsidiaries, all of which are valid, except for those: (a) that are in a timely renewal process; (b) whose applicability is being questioned in good faith or challenged by the Issuer and/or the Relevant Subsidiaries, as the case may be, in the judicial or administrative sphere and whose enforceability and/or effects are suspended by judicial or administrative decision; (c) by those whose loss, revocation or cancellation does not result in, or may cause, a Material Adverse Effect and are not being questioned under the terms of item "b" of this item; or (d) in cases where ANEEL, the granting authority or other public authorities unilaterally require or determine the termination of the term of the permits, licenses (including environmental, when applicable), authorizations, concessions or approvals, as applicable, without such arising from a breach of obligation by the Issuer; (ix) the information contained in its Reference Form, on the date it was presented, as well as that included in the Offer disclosure material, as applicable, is sufficient, true, consistent, accurate and current; (x) (a) documents and information provided during the Offer, including, but not limited to, those contained in this Indenture, are considered sufficient, veracious, accurate, consistent and up to date and will allow investors interested in subscribing Debentures to make a reasonable decision regarding the Offer, and (b) the Issuer is not aware of information other than those mentioned in item (a) above and as contained in the Offer documents made available that may result in a Material Adverse Effect; (xi) the registration as a securities issuer, in category "A", of the Issuer is current with the CVM, as required by CVM Resolution 80, and its information contained therein and made public is current as required by CVM Resolution 80; Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 57 (xii) it has not omitted or is aware of any material fact, of any nature, that is within its knowledge, that would cause any of the representations and warranties contained herein to be insufficient, untrue, inaccurate, inconsistent and not current, pursuant to article 24 of CVM Resolution 160; (xiii) the Issuer’s balance sheet and corresponding income statement, including its financial statements for the fiscal years ended December 31, 2023, 2024 and 2025, present their financial situation in an adequate manner, as of the above-mentioned dates, as well as their operating results for the periods ended on such dates. There are no obligations to third parties that are not reflected in such financial information (off-balance transactions). Such financial information was prepared in accordance with generally accepted accounting principles in Brazil, which were applied consistently in the periods involved, and, since the date of the financial statements, (a) there has been no Material Adverse Effect that has not been disclosed by the Issuer to the market through a material fact notice; (b) there has been no transaction outside the ordinary course of its business that is material to its activities and to this Issue; and (c) there has been no substantial increase in its indebtedness; (xiv) except for the information contained in the Reference Form, the Issuer has not been summoned and/or notified of the existence of any judicial action, administrative or arbitral proceeding, inquiry or pending investigation, including of an environmental nature, involving the Issuer, that may result in a Material Adverse Effect; (xv) the Issuer has no connection with the Fiduciary Agent, or knowledge of any occurrence that would prevent the Fiduciary Agent from fully exercising their functions, pursuant to the Corporations Act and other applicable regulations; (xvi) (a) does not use, directly or indirectly, work in conditions analogous to slavery or child labor; (b) does not encourage, in any way, prostitution; and (c) does not practice acts that are considered a crime against the environment, under the terms of the legislation in force; (xvii) except for the information contained in the Reference Form, (a) the Issuer’s employees are duly registered under the terms of the legislation in force; (b) the Issuer complies with the obligations arising from the respective employment contracts and the labor and social security legislation in force; (c) the Issuer complies with the legislation applicable to the protection of the environment, as well as public health and safety; (d) it holds all permits, licenses, authorizations and approvals necessary for the exercise of its activities, in accordance with the applicable environmental legislation; and (e) it has all necessary records, in accordance with the applicable civil and environmental legislation, in all cases, except for (1) noncompliances that are being questioned in good faith and with respect to which suspensive effect has been obtained; or (2) non-compliances that do not cause a Material Adverse Effect; (xviii) no registration, consent, authorization, approval, license, order, or qualification with any governmental authority or regulatory body (not Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 58 included in this definition are self-regulating entities) is required for the Issuer to comply with its obligations under this Indenture or the Debentures, or to carry out the Issue, except (a) for the disclosure of the Issuer’s RCA minutes in an electronic system available on the CVM website; (b) for the filing of the Issuer’s RCA minutes with JUCERJA; (c) for the deposit and registration of the Debentures with B3; (d) for the disclosure of the Indenture in an electronic system available on the CVM website on the world wide web; and (e) for the registration of the Offer with the CVM as a public offering under the automatic distribution registration procedure, pursuant to CVM Resolution 160; (xix) the information provided under the Offer (including when requesting the deposit of the Debentures with B3) is sufficient, true, accurate and current so that investors interested in subscribing Debentures are aware of the Issuer, their respective activities and their financial situation, the Issuer’s responsibilities, in addition to the risks to its activities and any other information relevant to the making of investment decisions of investors interested in acquiring the Debentures, to the extent required by applicable law, and the Issuer shall be liable for any breach, untruth or inaccuracy in such information; (xx) the documents and information provided to the Fiduciary Agent are accurate in all material aspects and are current as of the date they were provided or the date to which they refer (as applicable); (xxi) the Issuer has prepared and delivered all tax declarations, reports and other information that to its knowledge must be presented, or has received an extension of the deadlines for the presentation of these declarations. It is hereby established that, except for the information contained in Section 4.4 of the Reference Form, as applicable, all fees, taxes and other taxes and government fees that are in any way owed or imposed on the Issuer or any of its assets, receivables, properties or assets, or related to its business, results and profits were paid in full when due, except with respect to payments that are being questioned in good faith or challenged by the Issuer in the judicial or administrative sphere and for which enforceability and/or effects were suspended by a judicial or administrative decision; (xxii) it has full knowledge of and fully agrees with the form of disclosure and calculation of the indices described in this Indenture and the form of calculation of the Remuneration, agreed to of its own free will, in observance of the principle of good faith; (xxiii) the Issuer complies with all determinations from government agencies, autonomous government agencies, courts or tribunals, which directly impact the conduct of its business, except (a) if the enforceability and/or effects of such determinations from government agencies, autonomous government agencies, courts or tribunals have been suspended by judicial or administrative decision within a period of 30 (thirty) days, counted from the start of non-compliance on the part of the Issuer; or (b) if such non-compliance does not result in a Material Adverse Effect; or (c) the information contained in the Reference Form; (xxiv) complies with all aspects of laws, regulations, administrative rules and determinations of governmental bodies, autonomous government agencies or courts, applicable to the Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 59 conducting its business, except (a) if such laws, regulations, administrative rules and determinations of government agencies, autonomous agencies or courts, applicable to the conduct of its business, are required and/or suspended by judicial or administrative decision within 30 (thirty) days, counted from the date of said noncompliance by the Issuer; or (b) if said non-compliance does not result in a Material Adverse Effect; or (c) by the information contained in the Reference Form in force on this date; (xxv) is up to date with payment of all tax obligations (municipal, state and federal), labor, social security, environmental and any other obligations imposed by law, except with respect to those payments that (a) are being questioned in good faith or challenged by the Issuer, as the case may be, in the judicial or administrative sphere and whose enforceability and/or effects are suspended by judicial or administrative decision; or (b) cannot generate a Material Adverse Effect; or (c) by the information contained in the Reference Form; (xxvi) except for the information contained in the Reference Form, complies with the provisions of the National Environmental Policy, the Resolutions of CONAMA - National Environment Council and other supplementary environmental legislation and regulations, adopting preventive or remedial measures and actions, intended to avoid and correct any verified environmental damage arising from the activity described in its corporate purpose, in all cases, except for (a) non-compliance that is being challenged in good faith and with respect to which a suspensive effect has been obtained; or (b) non-compliance that does not cause a Material Adverse Effect; (xxvii) there is no violation of any legal or regulatory provision, national or foreign, relating to Anti-Corruption Laws, by the Issuer and its respective controlled companies and administrators, acting in the name and benefit of the Issuer and/or its controlled companies; (xxviii) it maintains internal policies and procedures aimed at ensuring compliance with Anti- Corruption Laws and instructs its respective controlled companies and administrators regarding such rules, prior to the commencement of their activities, as applicable; (xxix) each of its controlled companies was duly incorporated in accordance with the respective laws of their respective jurisdictions, with full powers and authority to own, lease and operate their properties and to conduct their business; (xxx) the opinions and analyses expressed by the Issuer in its Reference Form: (a) were prepared in good faith and consider the relevant circumstances regarding the Issuer and its controlled companies; and (b) are sufficient, true, accurate, consistent and current, being updated on the present date; and (xxxi) the Issuer holds a valid right to its real property and other receivables and assets its holds. 11 General Provisions 11.1 Notice to be sent by any of the Parties pursuant to this Indenture must be made in writing and forwarded to the following addresses: Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 60 (i) To the Issuer: AXIA ENERGIA S.A. Avenida Graça Aranha, nº 26, Suite A, Centro, CEP 20.030-900 – Rio de Janeiro – RJ C/O: Mr. Fernando Henrique Costa Pinheiro and Livia Sendra Coelho Nogueira Phone: (21) 2514-5257 E-mail: fernando.pinheiro@axia.com / livia.nogueira@axia.com (ii) To the Fiduciary Agent: PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Avenida das Américas, nº 4.200, bloco 08, ala B, salas 302, 303 e 304, Barra da Tijuca CEP 22.640-102, Rio de Janeiro – RJ C/O: Marco Aurélio Ferreira, Marcelle Santoro e Karolina Vangelotti Telephone: (21) 3385-4565 E-mail: assembleias@pentagonotrustee.com.br (iii) To B3: B3 S.A. – BRASIL, BOLSA, BALCÃO – Balcão B3 Praça Antônio Prado, nº 48, 6º andar CEP 01010-901 – São Paulo – SP C/O: Office of the Superintendent for Corporate Securities Offerings and Funds – SCF Phone: (11) 2565-5061 E-mail: valores.mobiliarios@b3.com.br 11.1.1 Communications referring to this Indenture shall be considered delivered when received under protocol or with "return receipt" issued by the Brazilian Post Office Company, or by telegram at the addresses above. Communications made by facsimile or electronic mail shall be considered received on the date of their sending, provided that their receipt is confirmed by means of a receipt issued by the machine used by the sender. 11.1.2 Any change to any of the above addresses must be immediately communicated by the Party whose address has been changed. 11.2 Waiver 11.2.1 The waiver of any of the rights arising from this Indenture is not presumed. Accordingly, no delay, omission or exercise of will with regards to any right, power or remedy available to the Fiduciary Agent and/or the Debenture Holders due to any default on the part the Issuer shall harm such rights, powers or remedies, or be interpreted as constituting a waiver of such rights or acceptance of non-performance, nor shall it constitute a novation or modification of any other obligations assumed by the Issuer under this Indenture or precedent with respect to any other nonperformance or delay. 11.3 Veracity of Documentation 11.3.1 Without prejudice to the duty of diligence on the part of the Fiduciary Agent, the Fiduciary Agent shall assume that original documents or authenticated copies of documents sent by the Issuer or by third parties at its request have not been subject to fraud or alteration. The Fiduciary Agent shall not, under any circumstances, be Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 61 responsible for the preparation of corporate documents of the Issuer, which will remain under the legal and regulatory obligation of the Issuer, under the terms of the applicable legislation. 11.3.2 To provide the specified services and make the necessary decisions with respect to the provisions of this Indenture, the Fiduciary Agent shall not be held responsible for verifying the sufficiency, validity, quality, veracity or completeness of corporate resolutions, acts of management or any Issuer document or record that it considers authentic and that has been or will be sent by the Issuer. 11.4 Independence of Provisions of this Indenture 11.4.1 Should any of the provisions of this Indenture be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect. 11.5 Extrajudicial Enforceable Instrument and Specific Performance 11.5.1 The Debentures and this Indenture constitute instruments enforceable out of court under the terms of item I and § 4 of article 784 of the Code of Civil Procedure. The Parties hereby recognize that, regardless of any other applicable measures, the obligations assumed under the terms of this Indenture entail a specific execution, subject to the provisions of articles 815 et seq. of the Code of Civil Procedure, without prejudice to the right to declare the advance maturity of the Debentures under the terms of this Indenture. 11.5.2 The Parties mutually and expressly declare that this Indenture was executed on an irrevocable and irreversible basis, binding their successors for any reason and respecting the principles of probity and good faith, by free, conscious and firm manifestation of will of the Parties and in perfect relation of equity. 11.6 Computation of Time Periods 11.6.1 Except if otherwise specifically provided in this Indenture, the time periods established in this Indenture shall be computed in accordance with the rule prescribed in article 132 of the Civil Code, excluding the first day and including the last day. 11.7 Expenses 11.7.1 The Issuer shall bear all costs: (i) arising from the public placement of the Debentures, including all costs related to their deposit with B3; (ii) registration and publication of all acts necessary for the Issue, such as this Indenture, any amendments thereto and the corporate acts of the Issuer; and (iii) expenses with the hiring of a Fiduciary Agent, the Liquidating Bank, the Risk Rating Agency, the Bookkeeper, and the distribution and trading systems of the Debentures in the primary and secondary markets. 11.8 Amendments Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 62 11.8.1 The holding of a General Meeting of Debenture Holders is hereby waived to resolve upon: (i) the correction of material errors, whether involving negligence or word processing or arithmetic errors, (ii) the need to meet requirements for compliance with legal or regulatory standards, as well as requests made by the CVM and/or B3, (iii) whenever material errors are verified, whether involving negligence or word processing or arithmetic errors, or (iv) due to the updating of the Parties’ registration data, including changes in trade name, address and telephone number, provided that such changes do not generate additional costs or expenses for Debenture Holders. 11.9 Governing Law and Jurisdiction 11.9.1 This Indenture is governed by the Laws of the Federative Republic of Brazil. 11.9.2 The Parties hereby elect the courts of the Judicial District of São Paulo, State of São Paulo to resolve any controversies or disputes arising from or related to this Indenture, expressly waiving the right to any other court of law, however privileged it may be or may become. 11.10 Digital Signature 11.10.1 For the purposes of article 10, paragraph 2, of Provisional Measure No. 2,200-2, of August 24, 2001, the Parties agree and accept that this instrument and any amendment may be signed electronically through Docusign, with digital certificates issued by ICP-Brasil, and such electronic signatures shall be legitimate and sufficient to prove (i) the identity of each legal representative, (ii) the willingness of each Party to execute this instrument and any amendment hereto, and (iii) the integrity of this instrument and any amendment. 11.10.2 The Parties agree that, for all legal purposes, the date on which the effects of this Indenture shall begin shall be the date this document was executed, even if any of the Parties signs this instrument electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this Indenture to the date mentioned herein. In witness whereof, the Parties, binding themselves and their successors, have executed this Indenture electronically. Rio de Janeiro, June 26, 2026. [remainder of page intentionally left blank] Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 63 Signature page of the "Private Instrument of Deed of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A." AXIA ENERGIA S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Annex I – Adjusted EBITDA Calculation Methodology Adjusted EBITDA (as defined below) is calculated as follows, namely: Adjusted EBITDA The Issuer’s Adjusted EBITDA must have the following composition: Income for the Year (+) Provision for Income Tax and Social Contribution Tax; (+) Financial Result; (+) Amortization and Depreciation; Adjustments (-) Effects on Result at the Moment of Recognition of Generation Indemnities; (-) Extraordinary Retirement Plan; (-) Operational Provisions/Reversals; (-) Gain on Sale of Controlled Companies; (-) Total Corporate Transmission Revenue; (+) Total Receipt of Permitted Annual Revenue; 1 Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 1 Annex II – Issues of the Group in which the Fiduciary Agent has Identified that it Provides Fiduciary Agent Services Issue 1st issue of debentures of Axia Energia Sul S.A. (former Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil - Eletrosul) Total Issue Amount R$300,000,000.00 Quantity 300.000 Type Unsecured Guarantees Suretyship Maturity Date 11/15/2028 Remuneration IPCA + 3.75% p.a. Issue 3rd issue of debentures of Axia Energia Sul S.A. (former Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil - Eletrosul) Total Issue Amount R$400,000,000.00 Quantity 185,000 (1st series) Type Unsecured Guarantees Suretyship Maturity Date 09/15/2029 (1st series) Remuneration IPCA + 5.3455% p.a. (1st series); Issue 4th issue of debentures of Axia Energia Sul S.A. (former Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil - Eletrosul) Total Issue Amount R$250,000,000.00 Quantity 250.000 Type Unsecured, with Additional Personal Guarantee Guarantees Suretyship Maturity Date 08/31/2028 Remuneration 100% DI Rate + 2.20% p.a. Issue 3rd Issue of Debentures of AXIA Energia S.A. (former Centrais Elétricas Brasileiras - Eletrobras) Total Issue Amount R$2,700,000,000.00 Quantity 1,500,000 (2nd series) Type Unsecured Guarantees N/A Maturity Date 04/15/2031 (2nd series) Remuneration IPCA + 4.9126% p.a. 2nd series: Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 2 Issue 2nd Issue of Debentures of Axia Energia Norte S.A. (Former Power Plants of Northern Brazil - Eletronorte) Total Issue Amount R$750,000,000.00 Quantity 750.000 Type Unsecured Guarantees Suretyship Maturity Date 06/28/2028 Remuneration 100% DI Rate + 2.6% p.a. until 06/30/2023 and 100% DI Rate + 2.17% p.a. from 06/30/2023 to maturity Issue 8th Issue of Debentures of Axia Energia Norte S.A. (Former Power Plants of Northern Brazil - Eletronorte) Total Issue Amount 700.000.00. Quantity 700.000 Type Unsecured Guarantees Suretyship Maturity Date 09/15/2035 Remuneration IPCA + 6.9479% p.a. Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 1 Annex III – Drop Down Amendment Model [•] AMENDMENT TO THE PRIVATE INSTRUMENT OF DEED OF THE 10TH (TENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN [•] ([•]) SERIES, FOR PUBLIC DISTRIBUTION, UNDER the AUTOMATIC REGISTRATION RITE, OF AXIA ENERGIA S.A. By this private instrument: (1) AXIA ENERGIA S.A., a corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a Category “A” securities issuer and currently in the operational phase, the headquarters of which is located in the city of Rio de Janeiro, in the state of Rio de Janeiro, at the address Avenida Graça Aranha, No. 26, Suite A, Centro, CEP 20.030- 900, registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ”) under record No. 00.001.180/0001-26. The company’s articles of incorporation were filed with the Rio de Janeiro State Board of Trade (“JUCERJA”) under NIRE No. 33.300.346.767, and it is represented in this act accordance with its bylaws (“Issuer” or AXIA Energia”); (2) PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, financial institution, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4.200, bloco 08, ala B, salas 302, 303 e 304, Barra da Tijuca, CEP 22.640-102, enrolled with the CNPJ under nº 17.343.682/0001-38, herein represented under the terms of its bylaws (“Fiduciary Agent”), as representative of the holders of Debentures (as defined below); and (3) [AXIA ENERGIA NORTE S.A., a corporation registered as a publicly-held company category "B" before CVM, currently in the operational phase, headquartered at the address SCN Setor Comercial Norte, Quadra nº 6, Unit A, Blocks "B" and "C", Norte 1 gate, North Wing, CEP 70716-901 Brasília, Distrito Federal, registered under CNPJ 00.357.038/0001- 16, the articles of incorporation of which are duly filed with the Board of Trade for the Federal District ("JUCEDF") under NIRE 53.3.00002819, represented in this act in the manner described in its bylaws ("AXIA Energia Norte"). {OR} (4) AXIA ENERGIA SUL S.A., a corporation registered as a publicly-held company category "B" with the CVM, currently in the operational phase, headquartered in the city of Florianópolis, State of Santa Catarina, at the address Rua Deputado Antônio Edu Vieira, nº 999, Pantanal, CEP 88.040 −901 and registered under CNPJ 02.016.507/0001-69, the articles of incorporation are which are duly filed with the Board of Trade for the State of Santa Catarina ("JUCESC") under NIRE 42300057185, represented in this act in the manner described in its bylaws ("AXIA Energia Sul"). {OR} (5) AXIA ENERGIA NORDESTE S.A., a corporation registered as a securities issuer, category "A", with the Brazilian Securities and Exchange Commission ("CVM"), in the operational phase, headquartered in the city of Recife, State of Pernambuco, at Rua Delmiro Gouveia, nº 333, Edifício André Falcão, San Martin, CEP 50761-901, enrolled with the CNPJ under No. 33.541.368/0001- 16, with its articles of incorporation filed with the Board of Trade of the State of Pernambuco ("JUCEPE") under NIRE 2630004937-6, herein represented in the form of its articles of incorporation ("AXIA Energia Nordeste").] Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 2 WHEREAS: (A) at the Meeting of the Board of Directors of AXIA Energia, held on June 25, 2026, the minutes of which were duly filed with JUCERJA on [•] [•], 2026 under No. [•], published in the newspaper "Valor Econômico" on [•], [•], 2026 and simultaneously disclosed in full on the page of the newspaper "Valor Econômico" on the world wide web, pursuant to article 62, item I, and article 289, of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporation Law" and "RCA of AXIA Energia", respectively), the terms and conditions of the 10th (tenth) issue of simple debentures, not convertible into shares, unsecured, in up to 2 (two) series, of AXIA Energia ("Issue" and "Debentures", respectively) were resolved and approved, in accordance with the provisions of article 59, main section and first paragraph of the Brazilian Corporation Law, which were subject to public distribution, under automatic registration procedure, without prior analysis by CVM, intended for professional investors, pursuant to CVM Resolution No. 30, of May 11 2021, as amended (“Professional Investors”), pursuant to Law No. 6,385, of December 7, 1976, as amended (“Securities Market Law”), CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”); and other applicable legal provisions (“Offer”). (B) on June 26, 2026, AXIA Energia entered into, together with the Fiduciary Agent, the "Private Instrument of Indenture of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A.", as amended on [•] [•] 2026 by the "First Amendment to the Private Instrument of Indenture of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A." ("Indenture"); (C) the Debentures were subscribed to and paid up by the Professional Investors, AXIA Energia thus being the current issuer of the Debentures; (D) pursuant to Clause 6.1.2(ix) of the Indenture, AXIA Energia may assign all rights and obligations assumed in the Indenture to [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] under the Indenture (“Authorized Operation”); provided that (a) the amendment of the model provided for in Annex III to the Indenture is entered into; (b) AXIA Energia assumes, by means of the amendment to the Indenture, the condition of guarantor, jointly and severally, of the Debentures, and all obligations that may be assumed by [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] under the Indenture; (c) AXIA Energia is in compliance with all obligations set forth in the Indenture; and (d) the risk rating (rating) of the Issue assigned in the first risk rating report of the Issue after the closing of the Authorized Transaction (as defined in the Indenture) is at least equivalent or higher, at the same level as the rating of the Issue assigned on the date of the last risk classification report of the Issue prior to the closing of the Authorized Transaction (as defined in the Indenture), so that, for all legal purposes and effects, [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] will become the issuer of the Debentures, assuming, irrevocably and irreversibly, for all legal purposes and effects, as debtor and principal payer, all obligations, pecuniary and non-pecuniary, arising from the Debentures"Drop Down”); Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 3 (E) in [corporate approval] of [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste], held on [•] of [•] of 202[•], whose minutes were duly filed with the Board of Trade of the State of [•] on [•] of [•] of 202[•] under No. [•], published in the newspaper "[•]" on [•] of [•] of 20[•] and simultaneously disclosed in full on the page of the newspaper "[•]" on the world wide web, with digital certification of the authenticity of the documents maintained on the own pages issued by an accredited certifying authority within the scope of the Brazilian Public Key Infrastructure (ICP-Brasil), pursuant to article 62, item I, and article 289, of the Brazilian Corporation Law, the assumption of the rights and obligations of the Indenture was approved, causing [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] to become the issuer of the Debentures (“Assumption Approval”); and (F) the Parties wish to enter into this Amendment, to formalize and govern the Drop Down. The Parties resolve, by mutual agreement and in a regular form of law, to enter into this "[•] Amendment to the Private Instrument of Deed of the 10th (Tenth) Issue of Simple Debentures, Non- Convertible into Shares, of the Unsecured Type, in [•] ([•]) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A." ("Amendment"), which will be governed by the following clauses and conditions. 1 DEFINITIONS AND INTERPRETATIONS 1.1 Definitions. For the purposes of this Amendment (including the above preamble), unless indicated otherwise herein, capitalized words and expressions shall have the meanings assigned to them in the Indenture. 1.2 Interpretations. Unless required otherwise within the context, this Amendment shall be construed as the Indenture is construed and subject to the provisions of Section 2 of the Indenture. 2 CORPORATE AUTHORIZATION 2.1 This Amendment is executed in accordance with the AXIA Energia RCA, with the [•] Approval, with the Assumption Approval and with the provisions of the Indenture. 2.2 This Amendment is hereby entered into to reflect the Drop Down and other business-related changes included therein. 3 Requirements 3.1 Disclosure of the Amendment 3.1.1 [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] shall disclose this Amendment in an electronic system available on the CVM website on the world wide web within seven (7) Business Days from the respective date of signature, without prejudice to [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] and to observe any further requirements that may Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 4 to be disciplined by CVM, pursuant to art. 62, § 5, of the Corporations Act. 3.1.2 By virtue of the guarantee provided by AXIA Energia, this Amendment and any new amendments to the Indenture shall be duly registered with the competent Registry of Deeds and Documents of the jurisdiction of [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste {or^} AXIA Energia], namely, the city of [•], State of [•] (“RTD Registry”). 3.1.3 [AXIA Energia Sul {or} AXIA Energia Norte {or} AXIA Energia Nordeste] shall, at its exclusive expense register this Amendment with the RTD Registry Office (i) within a period of up to 10 (ten) Business Days of the respective date this Amendment was signed, and (ii) deliver 1 (one) physical copy or 1 (one) electronic copy (PDF) containing a digital seal for this Amendment if electronically registered to the Fiduciary Agent, as applicable, within a period of up to 5 (five) Business Days counted from the registration date. 4 SUBJECT MATTER OF THE AMENDMENT 4.1 The Parties, through this Amendment, hereby decide to amend the entirety of the contents of this Indenture to reflect the Drop Down, which shall become effective in the manner described in Annex A below. 5 REPRESENTATIONS AND RATIFICATIONS 5.1 The parties, in this act, reiterate all obligations assumed and all representations and warranties provided in the Indenture, which apply to this Amendment, as if they were transcribed herein. 5.2 AXIA Energia represents and warrants, in this act, that all representations and warranties provided for in the Indenture remain true, consistent, correct, sufficient and fully valid and effective on the execution date of this Amendment. 5.3 The amendments made to the Indenture by means of this Amendment do not constitute novation, whereby all obligations, clauses, terms and conditions provided for in the Indenture that have not been expressly amended by this Amendment remain valid and in force. 6 General Provisions 6.1 Waiver of any of the rights arising from this Amendment and from the Indenture is not presumed. Accordingly, no delay, omission or liberality in the exercise of any right, power or remedy available to any of the Parties due to any default shall prejudice such rights, powers or remedies, or be interpreted as constituting a waiver thereof or agreement with such default, nor shall it constitute novation or modification of any other obligations assumed in this Amendment or in the Indenture or precedent with respect to any other default or delay. 6.2 The obligations assumed in this Amendment have an irrevocable and irreversible character, binding the Parties themselves and their successors, for any reason, to its full compliance. 6.3 If any of the provisions of this Amendment is found to be illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 5 the Parties undertake, in good faith, to replace the affected provision with another that, as far as possible, produces the same effect. 6.4 This Amendment constitutes an instrument enforceable out of court, pursuant to article 784, item I and § 4, of Federal Law No. 13.105, of March 16, 2015, as amended ("Code of Civil Procedure“). The Parties hereby declare themselves to be aware that, regardless of any other applicable measure implemented, the obligations assumed under this Amendment entail a specific performance subject to the provisions of articles 497 et seq., 538 and the articles on the various types of enforcement proceedings (articles 797 et seq.), all of the Code of Civil Procedure, without prejudice to the right to declare the advance maturity of the obligations arising from the Debentures, under the terms provided for in the Indenture. 6.5 The Parties acknowledge that the declarations of will of the contracting parties by means of a digital signature are presumed to be true in relation to the signatories when it is used (i) the certification process made available by the Brazilian Public Key Infrastructure – ICPBrazil or (ii) another means of proving the authorship and integrity of the document in electronic form, provided that it is admitted as valid by the parties or accepted by the person to whom the document is opposed, as admitted by art. 10 and its paragraphs of Provisional Measure No. 2,200, of August 24, 2001, in force in Brazil (“Provisional Measure 2,200”). This form of contracting shall be recognized as valid and fully effective under electronic, digital and computer media and as constituting an instrument enforceable out of court for all legal purposes. In the manner provided above, this Amendment, as well as its annexes, may be signed digitally by electronic means as provided in this Clause. 7 GOVERNING LAW AND JURISDICTION 7.1 This Amendment shall be governed by and interpreted in accordance with the Laws of the Federative Republic of Brazil. 7.2 The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, as the sole competent forum to resolve any issues or disputes arising from this Amendment, expressly waiving any other, however privileged it may be or may become. In witness whereof, being thus agreed, the Parties execute this Amendment electronically, so that it may produce its legal and proper effects, which binds the Parties and their successors for any reason. São Paulo, [•] [•], 20[•]. [Signature fields to be included] Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 1 Annex A – Consolidated Debenture Indenture [Debenture Indenture on next page.] [Remainder of page intentionally left blank.] Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 1 Annex IV – Bookbuilding Procedure Amendment Template FIRST AMENDMENT TO THE PRIVATE INSTRUMENT OF DEED OF THE 10TH (TENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN UP TO 2 (TWO) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RITE, OF AXIA ENERGIA S.A. By means of this private instrument, on the one hand, (1) AXIA ENERGIA S.A., a corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a Category “A” securities issuer and currently in the operational phase, the headquarters of which is located in the city of Rio de Janeiro, in the state of Rio de Janeiro, at the address Avenida Graça Aranha, No. 26, Suite A, Centro, CEP 20.030- 900, registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ”) under record No. 00.001.180/0001-26. The company’s articles of incorporation were filed with the Rio de Janeiro State Board of Trade (“JUCERJA”) under NIRE No. 33.300.346.767, and it is represented in this act accordance with its bylaws (“the Issuer”); and, on the other hand, (2) PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, financial institution, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4.200, bloco 08, ala B, salas 302, 303 e 304, Barra da Tijuca, CEP 22.640-102, enrolled with the CNPJ under nº 17.343.682/0001-38, herein represented under the terms of its bylaws (“Fiduciary Agent”), as representative of the holders of Debentures (as defined below); the Issuer and the Fiduciary Agent shall hereinafter be jointly referred to as "the Parties" and, individually and indistinctly, as “the Party"; WHEREAS: (A) at a Meeting of the Issuer's Board of Directors, held on June 25, 2026 (“Issuer’s RCA”), whose minutes were filed with JUCERJA under No. [•], on [•] [•], 2026 and published in the newspaper “Valor Econômico” (“Issuer’s Publication Journal”), on [•] [•], 2026, with simultaneous disclosure of its entirety on the page of the Issuer’s Publication Journal on the world wide web, which must provide digital certification of the authenticity of the documents maintained on the proper pages issued by an accredited certification authority within the scope of the Brazilian Public Keys (ICP-Brasil), pursuant to article 289 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), it was resolved on, among other matters, the 10th (tenth) issue of simple debentures, not convertible into shares, of the unsecured type, in up to 2 (two) series, of the Issuer (“Issue” and “Debentures”, respectively), for public distribution, under automatic registration procedure, without prior analysis by CVM, intended for Professional Investors (as defined in the Indenture (as defined below)), pursuant to article 59 of the Brazilian Corporation Law, Law No. 6,385, of December 7, 1976, as amended, of CVM Resolution No. 160, of July 13, 2022, as amended, and other applicable legal provisions ("Offer"), as well as their respective terms and conditions, and the execution of the Indenture, its subsequent amendments, and the other documents of the Offer and the Issue to which the Issuer is a party, as well as their respective terms and conditions; Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 2 (B) the Parties entered into, on June 26, 2026, the "Private Instrument of Indenture of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A." ("Indenture"); (C) the Issue, as well as the execution of this First Amendment (as defined below), have already been approved by the Issuer through the Issuer’s RCA; (D) on [•] [•], 2026, the Bookbuilding Procedure (as defined in the Indenture) was carried out, subject to the provisions of the Indenture, to verify the demand for the Debentures, in order to define (i) the final number of Debentures in each Series (as defined in the Indenture), considering the possible exercise of the Additional Lot Option (as defined in the Indenture), subject to the Minimum Amount (as defined in the Indenture); (ii) the existence of the First Series Debentures (as defined in the Indenture) and the Second Series Debentures (as defined in the Indenture); (iii) the final Remuneration rate (as defined below) of the Debentures of each Series (as defined below), observing the Ceiling Rate (as defined below) of each of the Series; and (iv) the total amount of the Issue, the Parties being authorized and obliged to enter into this amendment to the Indenture, pursuant to Clauses 2.3.2 and 3.8.2, of the Indenture, in order to reflect the result of the Procedure of Bookbuilding, without the need for new corporate approval by the Issuer or holding the General Meeting of Debenture Holders to approve the matters of this First Amendment; and (E) the Debentures have not yet been subscribed to and paid up, so that it is not necessary to hold a General Meeting of Debenture Holders (as defined in the Indenture) to approve the matters of this First Amendment. RESOLVE to sign this "First Amendment to the Private Instrument of Deed of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A." ("First Amendment"), to reflect the result of the Bookbuilding Procedure, under the following Clauses and conditions. Capitalized terms used herein, whether in singular or plural, shall have the meaning attributed to them in the Indenture. 1 AMENDMENTS 1.1 In view of the Bookbuilding Procedure, the Parties resolve to amend the wording of Clauses 3.4.1, 3.5.1, 3.8.1, 4.8.1 and 4.11.2 in order to reflect the result of the Bookbuilding Procedure, so that such Clauses become effective with the following wording: "3.4.1 The Issue is carried out in [●] ([●]) series ("[●] Series" and, jointly, "Series"). For purposes of this Indenture, “[●] Series Debentures” means the Debentures issued under the [●] Series; and “Second Series Debentures” means the Debentures issued under the Second Series.” "3.5.1 The total amount of the Issue is R$ [●] ([●]) (" Total Issue Amount ")[, being R$ [●] ([●]) for the Debentures of the 1st Series and R$ [●] ([●]) for the Debentures of the 2nd Series]." "3.8.1 The procedure for collecting investment intentions was adopted, organized by the Coordinators, with or without receiving reservations, pursuant to articles 61 and 62 Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 3 of CVM Resolution 160, as well as under the terms of the Distribution Agreement, to verify the demand for the Debentures, which defined (i) the final number of Debentures in each Series; (ii) the existence of the First Series Debentures and the Second Series Debentures; (iii) the final rate of Remuneration of the Debentures of each Series; and (iv) the Total Issue Amount (“Bookbuilding Procedure”).” "4.8.1 [●] ([●]) Debentures will be issued on the Issue Date (" Total Number of Debentures")[, being [●] ([●])Debentures of the 1st Series and [●] ([●]) Debentures of the 2nd Series]." "4.11 Remuneration of Debentures 4.11.1 Remuneration of the Debentures of the First Series. On the Nominal Unit Value or the balance of the Nominal Unit Value, as applicable, of the First Series Debentures, remuneration interest corresponding to 100% (one hundred percent) of the average daily rates of the DI – Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3, in the daily newsletter available on its website on the world wide web (http://www.b3.com.br) ("DI Rate"), exponentially increased by a spread (surcharge) equivalent to [●]% ([●] percent) per base year 252 (two hundred and fifty-two) Business Days ("Remuneration of First Series Debentures"). The Remuneration of the First Series Debentures will be calculated exponentially and cumulatively pro rata temporis per Business Days elapsed from the Profitability Start Date or the immediately preceding Remuneration Payment Date (inclusive), as the case may be, until the effective payment date (exclusive). The calculation of the Remuneration of the Debentures of the First Series shall follow the following formula: 𝐽 = 𝑉𝑁𝑒 ∗ (𝐹𝑎𝑡𝑜𝑟 𝐽𝑢𝑟𝑜𝑠 − 1)where: J = unit value of the Remuneration of the Debentures of the First Series due at the end of the Capitalization Period (as defined below), calculated to 8 (eight) decimal places, without rounding. VNe = Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures of the First Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = fixed interest factor, calculated to nine (9) decimal places, with rounding, according to the following formula: 𝐹𝑎𝑡𝑜𝑟𝐽𝑢𝑟𝑜𝑠 = (𝐹𝑎𝑡𝑜𝑟𝐷𝐼 ∗ 𝐹𝑎𝑡𝑜𝑟𝑆𝑝𝑟𝑒𝑎𝑑)where: DI Factor = product of DI Rates, using an applied percentage, from the start date of the Capitalization Period, including, up to the calculation date, exclusive, calculated to eight (8) decimal places, with rounding, calculated as follows: where: nDI = total number of DI Rates, considered in updating the asset, "nDI" being a integer. K = Order number of DI Rates, ranging from "1" (one) to "n". J=VN e* (InterestFactor−1) InterestFactor=(DIFactor * SpreadFactor) DIFactor Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 4 TDIk = DI rate, of order "k", expressed per day, calculated with 8 (eight) decimal places with rounding, as follows: where: DIk = DI rate, of order "k", disclosed by B3, valid for one (1) Business Day (overnight), used with two (2) decimal places; and Spread Factor = Fixed interest surcharge, calculated to nine (9) decimal places, with rounding, calculated as follows: where: Spread = [●],[●][●][●][●]. DP = It is the number of Business Days between the Profitability Start Date or the immediately preceding Remuneration Payment Date (inclusive) and the calculation date (exclusive), “DP” being an integer; Notes: 4.11.1.1 The daily factors (1 + TDIk) are produced, and for each accumulated daily factor, the result is truncated to 16 (sixteen) decimal places, applying the next daily factor, and so on until the last considered; 4.11.1.2 If the daily factors are accumulated, the resulting factor will be considered "DI Factor" with 8 (eight) decimal places, with rounding; 4.11.1.3 The factor resulting from the expression (DI Factor x Spread Factor) is considered with 9 (nine) decimal places, with rounding; 4.11.1.4 The DI Rate must be used considering the same number of decimal places disclosed by the body responsible for calculating it; and 4.11.1.5 the DI Rate shall be used considering the identical number of decimal places disclosed by B3. 4.12.1 Remuneration of the Debentures of the Second Series. The Nominal Unit Value or the balance of the Nominal Unit Value, as applicable, of the Debentures of the Second Series, shall bear interest corresponding to 100% (one hundred percent) of the average daily rates of the DI – Interbank Deposits of one day, "over extragroup", expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3, in the daily information available on its website on the world wide web (http://www.b3.com.br) ("DI Rate"), exponentially increased by a spread (surcharge) equivalent to [●]% ([●] percent) per base year 252 (two hundred and fifty-two) Business Days ("Remuneration of the Debentures of the Second Series", and, together with the Remuneration of the Debentures of the First Series, "Remuneration"). The Remuneration of the Debentures of the Second Series will be calculated exponentially and cumulatively pro rata temporis per Business Days elapsed since the Date of SpreadFactor Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 5 Beginning of Profitability or the immediately preceding Remuneration Payment Date (inclusive), as the case may be, until the date of actual payment (exclusive). The calculation of the Remuneration of the Debentures of the Second Series will comply with the following formula: 𝐽 = 𝑉𝑁𝑒 ∗ (𝐹𝑎𝑡𝑜𝑟 𝐽𝑢𝑟𝑜𝑠 − 1)where: J = unit value of the Remuneration of the Debentures of the Second Series due at the end of the Capitalization Period (as defined below), calculated to eight (8) decimal places, without rounding; VNe = Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures of the Second Series, informed/calculated to 8 (eight) decimal places, without rounding; InterestFactor = fixed interest factor, calculated to nine (9) decimal places, with rounding, according to the following formula: 𝐹𝑎𝑡𝑜𝑟𝐽𝑢𝑟𝑜𝑠 = (𝐹𝑎𝑡𝑜𝑟𝐷𝐼 ∗ 𝐹𝑎𝑡𝑜𝑟𝑆𝑝𝑟𝑒𝑎𝑑)where: DI Factor = product of DI Rates, using an applied percentage, from the start date of the Capitalization Period, including, up to the calculation date, exclusive, calculated to eight (8) decimal places, with rounding, calculated as follows: where: nDI = total number of DI Rates, considered in updating the asset, being "nDI" an integer. K = Order number of DI Rates, ranging from "1" (one) to "n". TDIk = DI rate, of order "k", expressed per day, calculated to 8 (eight) decimal places with rounding, as follows: where: DIk = DI rate, of order "k", disclosed by B3, valid for one (1) Business Day (overnight), used with two (2) decimal places; and Spread Factor = Fixed interest surcharge, calculated to nine (9) decimal places, with rounding, calculated as follows: J=VN e* (InterestFactor−1) InterestFactor=(DIFactor * SpreadFactor) DIFactor Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 6 where: Spread = [●],[●][●][●][●]. DP = It is the number of Business Days between the Profitability Start Date or the immediately preceding Remuneration Payment Date (inclusive) and the calculation date (exclusive), “DP” being an integer; Notes: 4.12.1.1 The daily factors (1 + TDIk) are produced, and for each accumulated daily factor, the result is truncated to 16 (sixteen) decimal places, applying the next daily factor, and so on until the last considered; 4.12.1.2 If the daily factors are accumulated, the resulting "DI Factor" will be considered with 8 (eight) decimal places, with rounding; 4.12.1.3 The factor resulting from the expression (DI Factor x Spread Factor) is considered with 9 (nine) decimal places, with rounding; 4.12.1.4 The DI Rate must be used considering the same number of decimal places disclosed by the body responsible for calculating it; and 4.12.1.5 the DI Rate shall be used considering the identical number of decimal places disclosed by B3." 1.2 Finally, in view of the Bookbuilding Procedure, the Parties resolve to exclude Clauses 2.3.2, 3.4.2, 3.4.3, 3.8.2, 3.10, 4.8.2, 4.11.1.1 and 4.11.2.1 from the Indenture. 2 General Provisions 2.1 The terms and conditions of the Indenture that have not been expressly amended by this First Amendment are hereby ratified and remain in full force and effect. The "General Provisions" provided for in Clause 11 of the Indenture shall apply to this First Amendment as if they were transcribed herein. 2.2 The Issuer hereby represents and warrants that the statements made in Clause 10 of the Indenture remain veracious, correct and fully valid and effective on the date this First Amendment was signed. 2.3 This First Amendment shall be duly disclosed in the electronic system available on the CVM’s page on the worldwide computer network within 7 (seven) Business Days from the execution date of this Amendment, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law. 2.4 Should any of the provisions of this First Amendment be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect. 2.5 This First Amendment and the Debentures constitute an extrajudicial enforceable title, pursuant to article 784, item I and § 4, of Law No. 13.105, of March 16, 2015, according to SpreadFactor Docusign Envelope ID: 52DC1351-0909-8F13-8014-F8BE1942FF96 7 in force ("Code of Civil Procedure"), and the obligations contained therein are subject to specific performance, in accordance with articles 815 et seq., of the Code of Civil Procedure. 2.6 For the purposes of article 10, paragraph 2, of Provisional Measure No. 2,200-2, of August 24, 2001, the Parties hereby agree and accept that this First Amendment may be signed electronically through Docusign. Digital certificates shall be issued by ICP-Brasil, and such electronic signatures will be considered legitimate and sufficient to prove (i) the identity of each legal representative, (ii) the willingness on the part of each Party to sign this instrument and (iii) the integrity of this instrument and any amendments. 2.7 The Parties agree that, for all legal purposes, the date of commencement of the effects of this First Amendment shall be the date of this document, even if any of the Parties signs this First Amendment electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this instrument to the date mentioned herein. 2.8 This First Amendment is governed by the laws of the Federative Republic of Brazil. 2.9 The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, with express waiver of any other, however privileged it may be or may become, as competent to resolve any controversies or disputes arising from or related to this First Amendment. In witness whereof, being thus agreed, the Parties, binding themselves and their successors, execute this First Amendment electronically. Rio de Janeiro, [•] [•] 2026. [signatures follow on the following pages] [remainder of this page intentionally left blank]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.